UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: September 29, 2006

HEALTHBRIDGE, INC.
(Exact name of registrant as specified in its charter)

TEXAS
(State or other jurisdiction of incorporation or organization)

000-30377	06-1538201
(Commission File Number)	(IRS Employer Identification Number)

Nora Coccaro, Chief Executive Officer

2610-1066 West Hastings Street, Vancouver, British Columbia V6E 3X2
(Address of principal executive offices)

(604) 602-1717
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Page

As used in this Current Report on Form 8-K, the terms "Corporation," "we," "our," and "us" refer to Healthbridge, Inc. and Providence Exploration LLC on a consolidated basis except as otherwise indicated. The term "Providence" refers to Providence Exploration LLC.

ITEM 2.01   COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On September 29, 2006, the Corporation acquired Providence as a wholly owned subsidiary, pursuant to the closing of a Securities Exchange Agreement and a Note Exchange Agreement. The Securities Exchange Agreement, entered into on April 10, 2006 with Providence and the unit holders of Providence, provided for the exchange of 4,286,330 shares of the Corporation's common stock for 1,250,000 issued and outstanding membership units of Providence. The Note Exchange Agreement, entered into on April 10, 2006 with the holders of certain promissory notes issued by Providence, provided for the exchange of 12,213,670 shares of the Corporation's common stock for the assignment of those promissory notes to the Corporation. The agreements were closed pursuant to shareholder approval at a special meeting of the shareholders held on September 29, 2006. The business, operations, and other material information concerning Providence is set forth below in this Item 2.01.


PART I


DESCRIPTION OF BUSINESS

Providence was organized in Texas as a limited liability company on July 12, 2005 and is an exploration stage company without proven oil or gas reserves.

Oil and Gas Business

Providence is engaged in three lines of business: (1) oil and gas exploration, (2) acquiring, refurbishing and selling drilling and service rigs, and (3) providing drilling services. The oil and gas exploration activities are conducted for Providence in Comanche and Hamilton Counties, Texas, and in Val Verde County, Texas, by Harding Company. The drilling rig acquisition and sales business and the drilling services business are conducted through Providence's wholly owned subsidiary PDX Drilling I, LLC ("PDX") in Young County, Texas.

Oil and Gas Exploration in Comanche and Hamilton Counties

On October 1, 2005, Providence executed a Joint Exploration Agreement with Harding Company to purchase interests in approximately 6,272 acres of oil and gas leases located in Comanche and Hamilton Counties, Texas, in exchange for $3,136,273. Providence acquired a 90% working interest while Harding Company retained a 10% working interest in the leases. Providence has the right to earn a 68.4% net revenue interest by fulfilling its financial commitments. The Joint Exploration Agreement provides that Harding Company is responsible for conducting seismic research on the lands covered by the project, making recommendations on drill site locations, and drilling and operating wells located within the project. Providence is responsible for one hundred percent (100%) of the costs associated with conducting the seismic program, drilling, and completing the wells on the project. Harding Company is also responsible for ten percent (10%) of future expenses related to the shipment of any gas produced from project wells. Under this arrangement, Providence intends to develop and produce oil and gas from the Marble Falls and Barnett Shale formations in prospect specific areas of the Fort Worth basin.

Harding Company.

Harding Company (www.hardingcompany.com) is a 52 year old, Dallas-based oil and gas exploration, development and operating company. While it has conducted operations throughout Texas and the region, it is currently primarily engaged in conducting operations in the Barnett Shale. Harding Company has extensive experience in implementing three dimensional seismic and horizontal drilling techniques.

Development Activities to Date.

Since executing the Joint Exploration Agreement, Providence and Harding Company have completed the acquisition of leases covering the project and initiated seismic operations. Based on the results of these seismic operations, Providence acquired an additional 1,102.53 acres and identified the first three drill sites. Leases covering the additional lease acerage were purchased for $330,751.50 in early July and bring the total acreage covered by the project to 7,374 acres. Harding commenced drilling in June and will now focus on post drilling “fracing” – the fracturing of geologic formations which open up pathways for the oil or gas to flow to the well. A full evaluation of the initial prospects is expected in late September or early October.

Timetable for Activities.

2006	**July**	**August**	**September**	**October**	**November**	**December**
# Of Wells	3			2	1	
Land	$330,757					
Drill & Complete	$3,535,920			$1,660,920	$1,875,000	
TOTALS	$3,866,677		$882,000	$1,660,920	$1,875,000	

2007	**January**	**February**	**March**	**April**	**May**	**June**	**Total**
# Of Wells							6
Land							$330,757
Drill & Complete							$7,071,840
TOTALS							$7,402,597

Oil and Gas Exploration in Val Verde County

On March 30, 2006, Providence closed an Agreement for Purchase and Sale with Global Mineral Solutions, L.P., to purchase approximately 12,832 acres of oil and gas leases located in Val Verde County, Texas, in exchange for $3,849,600, of which $1,924,800 was paid in cash and $1,924,500 by a promissory note convertible into 3,500,000 shares of the Corporation’s common stock within 30 days of our acquisition of Providence. Global Mineral Solutions, L.P. retained a thirteen percent (13%) carried interest in the project that will convert to a thirteen percent (13%) working interest after the completion of the first eight wells in the project.

Description of Val Verde Target.

The Val Verde leases include multiple deep drilling targets for natural gas exploration, development and production within the Ellenberger carbonate, Strawn carbonate and Pennsylvanian-Wolfcamp sandstone reservoirs.

<u>Harding Company Participation</u>.

Pursuant to a Letter Agreement dated March 30, 2006, Harding Company agreed to operate and fund five percent (5%) of the proposed three dimensional seismic program that is to be conducted over the project. During the program, Harding Company will be paid $25,000 per month and one hundred percent (100%) of the costs associated with obtaining third party consulting relating to the interpretation of the seismic program. In addition, Harding Company agreed to act as operator for the project, and has acquired a five percent (5%) working interest in the leases for $192,480 with an option to acquire an additional five percent (5%) working interest in the leases on or before March 31, 2007 by paying Providence an amount equal to eleven and one half percent (11.5%) of the costs associated with the operations of drilling the first eight (8) wells on the project.

<u>Development Activities to Date</u>.

Harding Company has scoped and prepared instructions for "seismic" activities – the location of oil and gas through the use of sound waves projected into the earth. Providence has begun receiving bids for conducting seismic operations on the project.

<u>Timetable for Activities</u>.

2006	July	August	September	October	November	December
# of wells						
3D Seismic						
Wells						
Overhead	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000
TOTALS	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000

2007	January	February	March	April	May	June	Total
# of wells						½	½
3D Seismic	$1,950,000	$1,950,000	$50,000	$50,000			$4,000,000
Wells						$2,250,000	$2,250,000
Overhead	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$300,000
TOTALS	$1,975,000	$1,975,000	$75,000	$75,000	$25,000	$2,275,000	$6,550,000

Acquisition and Disposition of Drilling and Service Rigs

PDX is involved in the acquisition, refurbishment and sale of drilling and service rigs, in addition to providing drilling services. Drilling rigs are used to drill oil and gas wells while service rigs are used to rework and maintain existing oil and gas wells. Since inception, PDX has acquired one drilling rig, two service rigs, and the basic components to build two additional drilling rigs. They have also sold one service rig and one drilling rig. PDX believes that the increased drilling activity in the Barnett Shale region has and will continue to expand demand for drilling and service rigs in that area. Therefore, PDX intends to continue to purchase used rigs for refurbishment and sale or for providing drilling services on a contract basis.

Provision of Drilling Services

During the last half of 2005 and the first calendar quarter of 2006, PDX provided drilling services to operators in the Graham, Texas, area. During such period, PDX drilled four wells and serviced a number of existing wells with the service rigs. PDX's management has determined that the labor costs caused by a shortage of qualified personnel, equipment maintenance costs and general overhead were in excess of that anticipated which has lead to losses from such operations. Therefore, PDX has determined to limit its drilling services to testing operations in conjunction with its more attractive refurbishment and resale activities.

Competition

The oil and gas business in Texas is highly competitive. Providence competes with over 1,000 independent companies, many with greater financial resources and larger staffs than those available to Providence. Texas hosts approximately 40 significant independent operators including Marathon Oil, Houston Exploration Company and Newfield Exploration Company in addition to over 950 smaller operations with no single producer dominating the area. Major operators such as Exxon, Shell Oil, ConocoPhillips, Mobil and others that are considered major players in the oil and gas industry retain significant interests in Texas. Providence believes it can successfully compete against the independent companies by focusing its efforts on the efficient development of its leases.

Marketability

The products to be sold by Providence, oil and natural gas, are commodities purchased by many distribution and retail companies. Crude oil can be sold whenever it is produced subject to transportation cost. Natural gas requires transportation from point of production to the purchaser by pipeline.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts

Providence currently has no patents, trademarks, licenses, franchises, concessions, or labor contracts. However, the leases acquired for oil, gas and mineral interests do provide for the provision of royalty payments.

Government Regulation of Exploration and Production

Providence's oil and gas exploration, including future production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry adds to Providence's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or interpreted differently by regulatory agencies, Providence is unable to accurately predict the future cost or impact of complying with such laws.

Providence's oil and gas exploration and future production operations are and will be affected by state and federal regulation of gas production, federal regulation of gas sold in interstate and intrastate commerce, state and federal regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or pro-ration unit and the amount of gas available for sale, state and federal regulations governing the availability of adequate pipeline and other transportation and processing facilities, and state and federal regulation governing the marketing of competitive fuels. For example, a productive gas well may be "shut-in" because of an over-supply of gas or lack of an available gas pipeline in the areas in which Providence may conduct operations. State and federal regulations generally are intended to prevent waste of oil and gas, protect rights to produce oil and gas between owners in a common reservoir, control the amount of oil and gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies.

Many state authorities require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have ordinances, statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of properties, the regulation of spacing, plugging and abandonment of wells, and limitations establishing maximum rates of production from wells. However, no Texas regulations provide such production limitations with respect to Providence's operations.

<u>Environmental Regulation</u>

The recent trend in environmental legislation and regulation has been generally toward stricter standards, and this trend will likely continue. Providence does not presently anticipate that it will be required to expend amounts relating to future oil and gas production operations that are material in relation to its total capital expenditure program by reason of environmental laws and regulations, but because such laws and regulations are subject to interpretation by enforcement agencies and are frequently changed by legislative bodies, Providence is unable to accurately predict the ultimate cost of such compliance for 2006.

Providence is subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and areas containing threatened and endangered plant and wildlife species, and impose substantial liabilities for unauthorized pollution resulting from Providence's operations.

The following environmental laws and regulatory programs appear to be the most significant to Providence's operations in 2006:

Clean Water and Oil Pollution Regulatory Programs – The federal Clean Water Act ("CWA") regulates discharges of pollutants to surface waters. The discharge of crude oil and petroleum products to surface waters also is precluded by the Oil Pollution Act ("OPA"). Providence's operations are inherently subject to accidental spills and releases of crude oil and drilling fluids that may give rise to liability to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. Minor spills may occur from time to time during the normal course of Providence's future production operations. Providence will maintain spill prevention control and countermeasure plans ("SPCC plans") for facilities that store large quantities of crude oil or petroleum products to prevent the accidental discharge of these potential pollutants to surface waters.

Clean Air Regulatory Programs – Providence's operations are subject to the federal Clean Air Act ("CAA"), and state implementing regulations. Among other things, the CAA requires all major sources of hazardous air pollutants, as well as major sources of certain other criteria pollutants, to obtain operating permits, and in some cases, construction permits. The permits must contain applicable Federal and state emission limitations and standards as well as satisfy other statutory and regulatory requirements. The 1990 Amendments to the CAA also established new monitoring, reporting, and recordkeeping requirements to provide a reasonable assurance of compliance with emission limitations and standards. Providence currently obtains construction and operating permits for its compressor engines, and is not presently aware of any potential adverse claims in this regard.

Waste Disposal Regulatory Programs – Providence's operations will generate and result in the transportation and disposal of large quantities of produced water and other wastes classified by EPA as "non-hazardous solid wastes". The EPA is currently considering the adoption of stricter disposal and clean-up standards for non-hazardous solid wastes under the Resource Conservation and Recovery Act ("RCRA"). In some instances, EPA has already required the clean up of certain non-hazardous solid waste reclamation and disposal sites under standards similar to those typically found only for hazardous waste disposal sites. It also is possible that wastes that are currently classified as "non-hazardous" by EPA, including some wastes generated during Providence's drilling and production operations, may in the future be reclassified as "hazardous wastes". Because hazardous wastes require much more rigorous and costly treatment, storage, transportation and disposal requirements, such changes in the interpretation and enforcement of the current waste disposal regulations would result in significant increases in waste disposal expenditures.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") – CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to have caused or contributed to the release or threatened release of a "hazardous substance" into the environment. These persons include the current or past owner or operator of the disposal site or sites where the release occurred and companies that transported disposed or arranged for the disposal of the hazardous substances under CERCLA. These persons may be subject to joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Providence is not presently aware of any potential adverse claims in this regard.

Texas Railroad Commission – The State of Texas has promulgated certain legislative rules pertaining to exploration, development and production of oil and gas that are administered by the Texas Railroad Commission. The rules govern permitting for new drilling, inspection of wells, fiscal responsibility of operators, bonding wells, the disposal of solid waste, water discharge, spill prevention, liquid injection, waste disposal wells, schedules that determine the procedures for plugging and abandonment of wells, reclamation, annual reports and compliance with state and federal environmental protection laws. Providence believes that it will function in compliance with these rules.

Providence believes that all of its operations are in substantial compliance with current applicable U.S. federal, state and local environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse effect Providence's financial position, cash flows or results of operations. There can be no assurance, however, that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past non-compliance with environmental laws or regulations will not be discovered.

Exploration

Providence is involved on an ongoing basis in exploration activities related to oil and gas production. Providence capitalized $1,035,456 in exploration costs related to unproven properties during the six months ended June 30, 2006, and no exploration costs for the year ended December 31, 2005. No costs related to production, general corporate overhead, or similar activities have been capitalized. We expect to increase exploration expenditures as our business develops.

Risk Factors

The Corporation's operations and securities are subject to a number of risks. Below we have identified and discussed the material risks that we are likely to face. Should any of the following risks occur, they will adversely affect our operations, business, financial condition and/or operating results as well as the future trading price and/or value of our securities.

Risks Relating to the Corporation as a Result of the Acquisition

We may not realize the anticipated benefits from the acquisition which could cause our stock price to decline.

We may not achieve the benefits we are seeking in the acquisition. Providence may not be successful in its exploration efforts or if successful, oil and gas prices may not remain at their current levels. As a result, our operations and financial results may be less rewarding than anticipated, which may cause the market price of our common stock to decline.

The acquisition of Providence could eventually decrease the value of your stock.

Providence is a start up company with a limited history of realizing revenue and with a working capital deficit, about which Providence's auditors have expressed a going concern opinion. Additionally, Providence expects losses in the future and its current assets are insufficient to conduct its minimum plan of operation over the next 12 months. Given these facts, the acquisition of Providence could result in significant losses for the Corporation which could decrease the value of our stock.

We may not be successful in integrating the business operations of Providence into our business operations, stifling growth and hindering the realization of a profit.

The acquisition involves the integration of companies that have previously operated independently. Successful integration of Providence's operations with ours will depend on our ability to consolidate operations and procedures and to integrate Providence's management team with our own. If we are unable to do so, we may not realize the anticipated potential benefits of the acquisition, our business development could be stifled, and results of operations may not produce a profit. Difficulties could include the loss of key employees, the disruption of Providence's ongoing businesses, and possible inconsistencies in standards, controls, procedures and policies.

We may be unable to manage the growth of our business which could negatively affect development, revenues, and fiscal independence.

We believe that if our post-acquisition growth plan is successful, our business has the potential to grow in size and complexity. If our management is unable to manage growth effectively, our business development may be slowed, our operating results my not show a profit, and we may not become financially independent from outside funding sources. Any new sustained growth would be expected to place a significant strain on our management systems and operational resources. We anticipate that new sustained growth, if any, will require us to recruit, hire and retain new managerial, finance and support personnel. We cannot be certain that we will be successful in recruiting, hiring or retaining such personnel. Our ability to compete effectively and to manage our future growth, if any, will depend on our ability to maintain and improve operational, financial, and management information systems on a timely basis and to expand, train, motivate and manage our work force. If we begin to grow, we cannot be certain that our personnel, systems, procedures, and controls will be adequate to support our operations.

Risks Related to Providence's Business

Oil and natural gas drilling and producing operations involve various risks which could result in net losses.

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. Wells drilled by Providence may not be productive, and, thus, Providence may not be able to recover all or any portion of its investment in such wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting drilling, operating and other costs. The seismic data and other technologies Providence uses do not allow it to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can reduce the feasibility of a project to produce a profit. Further, Providence's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including:

- unexpected drilling conditions;
- title problems;
- pressure or irregularities in formations;
- equipment failures or accidents;
- adverse weather conditions;
- compliance with environmental and other governmental requirements; and
- cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.

Providence's operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including:

- encountering well blowouts;
- cratering and explosions;
- pipe failure;
- fires;
- formations with abnormal pressures resulting in uncontrollable flows of oil and natural gas;
- brine or well fluids;
- release of contaminants into the environment; and
- other environmental hazards and risks.

The nature of these risks is such that some liabilities including environmental fines and penalties could exceed Providence's ability to pay for the damages. Providence could incur significant costs due to these risks that could result in net losses.

Providence is subject to federal, state and local laws and regulations which could create liability for personal injuries, property damage, and environmental damages.

Exploration for and development, exploitation, production and sale of oil and natural gas in the United States is subject to extensive federal, state and local laws and regulations, including complex tax laws and environmental laws and regulations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations could harm Providence's business, results of operations and financial condition. Providence may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include oil and gas production and saltwater disposal operations and Providence's processing, handling and disposal of hazardous materials, such as hydrocarbons and naturally occurring radioactive materials, discharge permits for drilling operations, spacing of wells, environmental protection, reports concerning operations, and taxation. Under these laws and regulations, Providence and the Corporation could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, reclamation costs, remediation, clean-up costs and other environmental damages.

Shortages of oil field equipment, services and qualified personnel could reduce Providence's profit margin, cash flow and operating results, thereby reducing the Corporation's future profits.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. There have also been shortages of drilling rigs and other equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. Providence cannot be certain when or if it will experience these issues and these types of shortages or price increases which could significantly decrease Providence's profit margin, cash flow and operating results on any particular well or restrict its ability to drill additional wells, thereby reducing the Corporation's reducing the Corporation's future profits.

The results of Providence's operations depend on the production and maintenance efforts of Harding Company, a third party.

The operation of Providence's oil and natural gas operations in Comanche, Hamilton and prospectively Val Verde Counties will be dependent on an independent local operator, Harding Company. The fact that Providence is dependent on operations of a third party to produce revenue from its oil and natural gas assets could restrict its ability to generate a net profit on operations.

Oil and natural gas prices are volatile, and any substantial decrease in prices could cause Providence and the Corporation to continue to operate at a loss.

Providence's and future financial condition, results of operations and the carrying value of its oil and natural gas properties will depend primarily upon the prices it receives for production. Oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future. Providence's cash flow from operations will be highly dependent on the prices that it receives for oil and natural gas. This price volatility also affects the amount of Providence's cash flow available for capital expenditures and its ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of additional factors that are beyond the Corporation's control. These factors include:

- the level of consumer demand;
- the domestic supply;
- domestic governmental regulations and taxes;
- the price and availability of alternative fuel sources;
- weather conditions; and
- market uncertainty.

These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce future revenue, but could reduce the amount of oil and natural gas that Providence can produce economically and, as a result, could cause it to continue to operate at a loss. Should the oil and natural gas industry experience significant price declines, Providence may, among other things, be unable to meet its financial obligations.

Future Risks Related to the Corporation's Stock

The Corporation may need to raise additional capital to fund operations which could adversely affect our shareholders.

The Corporation may need to raise additional capital to fund operations until such time as our revenues match our expenditures. Capital realized would be used for exploration expenses and general and administrative expenses. However, we have no commitment from any source of financing to provide us with additional capital. Should we secure a commitment to provide us with capital such commitment may obligate us to issue additional shares of the Corporation's common stock or warrants or other rights to acquire common stock which will result in dilution to existing shareholders.

The Corporation's stock is quoted on the OTCBB.

The Corporation's stock is quoted on the OTCBB, which quote may limit our ability to raise money in an equity financing since many institutional investors do not consider OTCBB stocks for their portfolios. Therefore, an investors' ability to trade our stock might be restricted as only a limited number of market makers quote OTCBB stock. Trading volumes in OTCBB stocks are historically lower, and stock prices for OTCBB stocks tend to be more volatile, than stocks traded on an exchange or the NASDAQ Stock Market. We may never qualify for trading on an exchange or the NASDAQ Stock Market.

The Corporation's stock price is volatile.

The Corporation's market price is subject to significant volatility and trading volumes are low. Factors affecting the Corporation's market price include:

- the Corporation's perceived prospects;
- negative variances in our operating results, and achievement of key business targets;
- limited trading volume in shares of the Corporation's common stock in the public market;
- sales or purchases of large blocks of our stock;
- changes in, or the Corporation's failure to meet, earnings estimates;
- changes in securities analysts' buy/sell recommendations;
- differences between our reported results and those expected by investors and securities analysts;
- announcements of new contracts by the Corporation or our competitors;
- announcements of legal claims against us;
- market reaction to acquisitions or strategic investments announced by us or our competitors; and
- developments in the financial markets.

In addition, our stock price may fluctuate in ways unrelated or disproportionate to our operating performance. The general economic, political and stock market conditions that may affect the market price of the Corporation's common stock are beyond our control. The market price of the Corporation's common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

The Corporation's stock is a penny stock and, therefore, shareholders may face significant restrictions on their stock.

The Corporation's stock differs from many stocks in that it is a "penny stock." The Commission defines a penny stock in Rule 3a51-1 of the Exchange Act as, generally speaking, those securities which are not listed on either NASDAQ or a national securities exchange and are priced under $5, excluding securities of issuers that (a) have net tangible assets greater than $2 million if they have been in operation at least three years, (b) have net tangible assets greater than $5 million if in operation less than three years, or (c) average revenue of at least $6 million for the last three years. OTCBB securities are considered penny stocks unless they qualify for one of the exclusions.

The Commission has adopted a number of rules to regulate penny stocks. These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-9 under the Exchange Act. Since our securities constitute a "penny stock" within the meaning of the rules, the rules would apply to us and our securities. The rules may further affect the ability of owners of shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Shareholders should be aware that, according to the Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include:

- control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
- manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

- "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
- excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
- the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Employees

Providence currently has 5 employees and uses an independent operator, Harding Company, to operate and manage its interests in oil and gas operations. The Corporation uses consultants, attorneys, and accountants as necessary to assist in the development of our business.

Reports to Security Holders

The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. The Corporation files reports, proxy statements and other information with the Commission. The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The statements and forms we file with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at: www.sec.gov.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of Providence's financial condition and results of operations should be read in conjunction with Providence's financial statements and accompanying notes as well as the Corporation's pro forma consolidated financial statements and accompanying notes that appear elsewhere in this report. Providence's fiscal year end is December 31.

Cautionary Statement

This discussion and analysis, this report, and the exhibits attached hereto contain forward-looking statements which include, without limitation, statements as to management's good faith expectations and beliefs, which are subject to inherent uncertainties which are difficult to predict and may be beyond the ability of the Corporation to control. Forward-looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon Providence. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on Providence will be those anticipated by management.

The words "believes," "expects," "intends," "plans," "anticipates," "hopes," "likely," "will," and similar expressions identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Corporation, or industry results, to differ materially from future results, performance or achievements expressed or implied by such forward-looking statements.

These risks and uncertainties, many of which are beyond the Corporation's control, include (i) the sufficiency of existing capital resources and the Corporation's ability to raise additional capital to fund cash requirements for future operations, (ii) uncertainties involved in exploration and development of our leasehold oil and gas interests, (iii) our ability to generate sufficient revenues to fund and maintain operations, and (iv) general economic conditions. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

Readers are cautioned not to place undue reliance on these forward-looking statements which reflect management's view only as of the date of this report. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, conditions or circumstances. For additional information about risks and uncertainties that could adversely affect our forward-looking statements, please refer to the "Risk Factors" beginning on page 9.

General

Providence's current financial condition and results of operations depend primarily on revenue generated from PDX's operations and private financing activities. Providence has a limited history of generating revenue that cannot be viewed as an indication of continued growth and a historical record of incurring losses. Should Providence be unable to consistently generate revenue to the point where it can realize net cash flow, such failure will have an impact on its ability to continue business operations.

Business Strategy

Providence, working with Harding Company intends:

- to seismically explore both the Marble Falls and Barnett Shale formations and the Val Verde basin;
- to interpret the seismic data;
- to develop the Marble Falls and Barnett Shale formation leases for oil and gas production; and
- to develop the Val Verde basin leases which include multiple deep drilling targets for natural gas production.

Additionally, Providence plans to expand PDX's services with local well operators.

Providence's business development strategy is prone to significant risks and uncertainties that can have an immediate impact on efforts to realize net cash flow and may deter future prospects of revenue growth.

Results of Operations

Providence's Three and Six Month Periods Ended June 30, 2006 and the Period since Inception to December 31, 2005

During the six month period ended June 30, 2006, Providence was involved with the oil and gas servicing operations of PDX, finalizing the Securities Exchange Agreement and the Note Exchange Agreement, and the purchase of the Val Verde leases. Providence has realized revenues from providing servicing operations.

The following Results of Operations are based on the interim and annual financial statements for Providence prepared under US GAAP.

Providence expects to increase revenues within the next twelve months of operation subject to the successful realization of oil and gas production from its leasehold properties. However, Providence can provide no assurance that oil and gas exploration and development activities will ever produce revenue.

In the near term, Providence will not be able to generate sufficient cash flow from operations to sustain its business as lease development expenses increase and there can be no assurance that Providence will ever be able to generate sufficient cash flows to sustain operations. Providence's business development strategy is prone to significant risks and uncertainties certain of which can have an immediate impact on its efforts to realize positive net cash flow and deter the prospect of revenue growth. Providence's financial condition and results of operations will, in the near term, continue to depend on intercompany loans from the Corporation.

Revenue

Revenue for the three month period ended June 30, 2006 was $9,989. Revenue for the six month period ended June 30, 2006 was $358,131. Revenue for the year ended December 31, 2005 was $369,515. Revenue in all periods can be attributed to the provision of oil and gas services for third party operators in Texas and equipment sales.

Cost of Goods Sold

Cost of goods sold for the three month period ended June 30, 2006 was $116,387. Cost of goods sold for the six month period ended June 30, 2006 was $547,368. Cost of goods sold for the year ended December 31, 2005 was $694,382. Cost of goods sold in all periods can be primarily attributed to expenses associated with Providence's oil and gas services. Cost of goods sold exceeded revenue because of high labor costs relating to the shortage of qualified personnel, equipment costs associated with the use of used equipment, and overhead costs associated with drilling operations. Providence intends to limit the provision of drilling services in future periods.

Losses

Net income for the three month period ended June 30, 2006, was $116,228. Net losses for the six month period ended June 30, 2006, were $247,103 and for the year ended December 31, 2005, were $778,764. Net income for the three month period can be attributed to a gain from the sale of a refurbished oil and gas equipment. The net losses in the six month period and the period ended December 31, 2005 can be primarily attributed to the high cost of sales, general and administrative expenses, and an interest expense.

Providence may operate at a loss through fiscal 2006 due to the nature of oil and gas exploration and development operations and cannot provide any assurance that it will continue to generate revenues from operations, unless successful in the production of oil and gas.

Expenses

General and administrative expenses for the three month period ended June 30, 2006 were $111,503. General and administrative expenses for the six month period ended June 30, 2006 were $294,035 and for the year ended December 31, 2005, were $278,131. General and administrative expenses can be attributed to professional fees, depreciation, insurance, travel, automobile expenses and other expenses. Providence expects that general and administrative expenses will increase as Providence expands its operations.

Depreciation expenses for the three months ended June 30, 2006 were $3,744. Depreciation expenses for the six months ended June 30, 2006 were $43,524. Depreciation expenses for the year ended December 31, 2005 were $62,049.

Capital Expenditures

Providence spent $412,949 on property and equipment for the three months ended June 30, 2006. Providence spent $2,789,065 on property and equipment for the six months ended June 30, 2006 and $4,410,161 for the year ended December 31, 2005, which capital expenditures included oil and gas properties, drilling rigs and equipment, office furniture and equipment, and automotive equipment.

Income Tax Expense (Benefit)

Providence has an income tax benefit resulting from net operating losses that may offset any future operating profit.

Impact of Inflation

Providence believes that inflation has had an effect on operations since inception due to increased interest in oil and gas exploration which has increased prices for services and equipment. Providence believes that it can offset inflationary increases by improving operating efficiencies.

Liquidity and Capital Resources

Providence had current assets of $816,522 and total assets of $9,218,333 as of June 30, 2006. These assets included cash on hand of $33,047, promissory notes receivable totaling $78,665, inventory totaling $666,139, oil and gas leases totaling $7,828,849, and drilling rigs and equipment totaling $367,291. Member's deficit in Providence was $1,515,321 at June 30, 2006.

Providence had current assets of $134,342 and total assets of $4,643,353 as of December 31, 2005. These assets included cash on hand of $22,060, and oil and gas leases totaling $3,136,273, and drilling rigs and equipment totaling $1,236,647. Net member's equity in Providence was $243,764 at December 31, 2005.

Cash flows used by operating activities were $1,216,043 for the six month period ended June 30, 2006, which included a net loss of $247,103, an adjustment on the sale of assets totaling $519,831, and a change in inventory totaling $666,139. Cash flows used in operating activities were $590,916 for the period from inception until December 31, 2005, which included a net loss of $778,764.

Cash flows used by investing activities were $1,499,401 for the six month period ended June 30, 2006, which included the purchase of property and equipment totaling $2,789,065 minus the proceeds from the sale of oil and gas equipment totaling $1,336,000. Cash flows used in investing activities were $4,592,310 for the period from inception until December 31, 2005, which included the purchase of property and equipment totaling $4,410,161.

Cash flows from financing activities were $2,726,431 for the six month period ended June 30, 2006, comprised of notes payable of $3,017,776 less a payment against the notes of $291,345. Cash flows from financing activities were $5,205,286 for the period from inception until December 31, 2005, which included notes payable of $4,825,000. Of these amounts, Providence has a note payable at 7% interest to the Corporation, secured by oil and gas leases and due on December 1, 2006, totaling $5,242,776. The note payable is characterized as an intercompany loan.

Providence believes its current assets are insufficient to conduct its minimum plan of operation over the next twelve (12) months and as a result Providence will have to seek additional funding through the Corporation. No assurances can be given that additional funding as needed to explore and develop Providence's lease interests will be available to the Corporation on acceptable terms or available at all. Providence's inability to obtain additional funding would have a material adverse affect on Providence's operations.

Providence has no current plans for the purchase or sale of any plant or equipment.

Providence has no current plans to make any changes in the number of employees.

Going Concern

Providence's audit expressed substantial doubt as to Providence's ability to continue as a going concern as a result of insufficient revenue generating activities and a working capital deficit of $4,048,158 as of December 31, 2005, which increased to $9,399,489 at June 30, 2006. A significant portion of this deficit can be attributed to an intercompany loan from the Corporation. The continuation of Providence's operations is dependent upon the continuing financial support of the Corporation and achieving profitability. These conditions and dependencies raise substantial doubt about Providence's ability to continue as a going concern.

Management's plan to address Providence's ability to continue as a going concern includes: (i) successfully developing the oil and gas operations; (ii) raising additional funds through the Corporation to capitalize the operations of Providence in the form of debt or equity; and (iii) converting outstanding debt to equity. The successful outcome of these activities cannot be determined at this time, and there is no assurance that, if achieved, management would then have sufficient funds to execute its intended business plan or generate positive operating results.

Critical Accounting Policies

In the notes to the audited consolidated financial statements for Providence for the year ended December 31, 2005, the company discussed those accounting policies that are considered to be significant in determining the results of operations and financial position. The company believes that their accounting principles conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, Providence evaluates its estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. Providence bases its estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Providence generated limited revenues during 2006 from service fees generated from its drilling rigs. Revenues are recorded upon the completion of the services, with the existence of an agreement and where collectability is reasonably assured. Oil and natural gas production revenue will be recognized at the time and point of sale after the product has been extracted from the ground.

Recent Accounting Pronouncements

In December 2004, FASB issued a revision to SFAS 123 (R) "Share-Based Payment". This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. The Company does not believe adoption of this revision will have a material impact on the Company's consolidated financial statements.

In June 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements" ("SFAS 154"). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe this pronouncement will have a material impact in our financial results.

DESCRIPTION OF PROPERTY

Providence maintains office space at 100 Crescent Court, 7th Floor, Dallas, Texas, 75201, and a warehouse in Young County, Texas. Providence's office and warehouse space are under operating leases which expire October 1, 2007. Providence paid rent of $6,276 for the three months ended June 30, 2006, $7,753 for the three months ended March 31, 2006, and $6,429 for the year ended December 31, 2005. Providence believes that its office space and warehouse will be adequate for the foreseeable future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Corporation's common stock as of September 29, 2006, with respect to: (i) each person known to the Corporation to be the beneficial owner of more than five percent of the Corporation's common stock; (ii) all directors; and (iii) directors and executive officers of the Corporation as a group.

Title of Class	Name and Address	Number of Shares	% of Class
Common	Nora Coccaro, chief executive officer, chief financial officer, director 1066 – 2610 West Hastings St. Vancouver, British Columbia	353,500	0.74%
Common	Markus Mueller, director Rossenweidstrasse 12 CH-8966 Zurich, Switzerland	7,184,384	14.98%
Common	Nicolas Mathys Weinberghohe 17 6340 Baar, Switzerland	2,700,002	5.63%
Common	Bo Thorwald Berglin Splügenstrasse 12 CH-8002 Zurich, Switzerland	2,658,759	5.54%
Common	Officer and Directors as a Group	7,537,884	15.72%

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Corporation's officers and directors who will serve until the next annual meeting, or until their successors are elected or appointed and qualified, are as follows:

Name	*Age*	*Year Appointed*	*Position(s) and Office(s)*
Nora Coccaro	49	1999	Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, and Director
Markus Mueller	47	2003	Director

Nora Coccaro was appointed to the Corporation's board of directors on November 16, 1999, and currently serves as a director, and as our president and chief financial officer. Ms. Coccaro will serve as a director until the next annual meeting of the Corporation's shareholders and until such time as a successor is elected and qualified. Ms. Coccaro attended medical school at the University of Uruguay before becoming involved in the management of public entities. Ms. Coccaro serves as an officer and director (December 2005 to present) of Newtech Resources, Inc., an OTC:BB quoted company without operations, an officer and director (February 2004 to present) of Solar Energy Limited an OTC: BB quoted company involved in the development of alternative sources of energy, an officer and director (from January 15, 2000 to present) of Sona Development Corp., an OTC: BB quoted company without current operations, and as an officer (October 2003 to present) and a director (October 2003 to November 2003) of ASP Ventures Corp., an OTC: BB quoted company without current operations. Ms. Coccaro has also served as an officer and director (February 2000 to January 2004) of OpenLimit, Inc., an OTC: BB quoted company involved in credit card encryption technology, as a director (1998 until May 1999) of Americana Gold & Diamond Holdings, Inc. an OTC: BB quoted company without current operations, and as an officer and director (1997 until 1999) of Black Swan Gold Mines, a Toronto Senior Listing company with diamond exploration activities in Brazil. Since September 1998 Ms. Coccaro has also acted as the Consul of Uruguay to Western Canada.

Markus Mueller was appointed to the Corporation's board of directors on May 28, 2003, and currently serves as a director. Mr. Mueller currently acts as a director of Scherrer & Partner Portfolio Management AG Zurich and of First Equity Securities AG Zurich. He has held these positions since August of 2000. Both companies are involved in asset management for private clients and manage investment funds. Prior to Mr. Mueller's current engagements, he acted as a director of Jefferies (Switzerland) AG Zurich and as the managing director of Jefferies Management AG Zug (Switzerland) from 1995 until 2000. The Jefferies companies are also involved in asset management for private clients.

Code of Ethics

The Corporation has adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-B of the Securities Exchange Act of 1934. The Code of Ethics applies to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions. The Corporation has incorporated a copy of its Code of Ethics by reference as Exhibit 14 to this Form 8-K. Further, the Corporation's Code of Ethics is available in print, at no charge, to any security holder who requests such information by contacting the Corporation.

EXECUTIVE COMPENSATION

The following table provides summary information for the years 2005, 2004, and 2003 concerning cash and non-cash compensation paid or accrued by the Corporation to or on behalf of (i) the chief executive officer at the year ended December 31, 2005, and (ii) any other employees to receive compensation in excess of $100,000.

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Nora Coccaro, President, Chief Financial Officer and Director	2005	43,331	-	-	25,000	-	-	-
	2004	32,000	-	-	-	-	-	-
	2003	32,100	-	-	-	-	-	-

Compensation of Directors

The Corporation's directors are not currently compensated for their services as directors of the Corporation. Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings.

Board of Directors Committees

The board of directors has not established an audit committee or a compensation committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, we will be required to establish an audit committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 29, 2006, the board of directors of the Corporation authorized the issuance of 2,160,949 shares of common stock valued at $0.11 per share or $242,511, to Markus Mueller, a director of the Corporation, pursuant to the Note Exchange Agreement.

On April 26, 2006, the board of directors of the Corporation authorized the issuance of 300,000 shares of common stock valued at $1.20 per share or $360,000, to Nora Coccaro, a director and the chief executive officer of the Corporation, for consulting services (see below).

On October 25, 2005, the board of directors of the Corporation authorized the issuance of 2,092,293 shares of common stock valued at $0.10 per share or $209,229, to Markus Mueller, a director of the Corporation, pursuant to an agreement for the cancellation of debt from consulting fees, loans made to the Corporation, and interest.

On October 25, 2005, the board of directors of the Corporation authorized the issuance of 50,000 shares of common stock valued at $0.25 per share or an aggregate of $25,000, to Nora Coccaro, officer and a director of the Corporation, for services rendered.

On December 5, 2004, the board of directors of the Corporation authorized the issuance of 2,931,142 shares of common stock to Mr. Mueller valued at $0.07 per share, for settlement of loans to the Corporation of $138,680 and consulting services rendered to the Corporation of $66,500.

On July 1, 2003, the board of directors of the Corporation entered into a consulting agreement with Markus Mueller, a director and significant shareholder of the Corporation. The agreement has an automatic renewal provision unless terminated by either party. During the six months ended June 30, 2006 and 2005, the Corporation recognized consulting expense of $28,500 and $21,000 respectively.

On March 16, 2000, the board of directors of the Corporation entered into a consulting agreement with Ms. Coccaro, one of the Corporation's directors and sole officer. The agreement has an automatic renewal provision unless terminated by either party. During the six months ended June 30, 2006 and 2005, the Corporation recognized consulting expense of approximately $388,500 and $20,981 respectively. Of the current year charge, $360,000 relates to the deemed value of 300,000 shares of common stock issued to the chief executive officer on April 26, 2006.

DESCRIPTION OF SECURITIES

Common Stock

The Corporation is the sole shareholder of 100% of the membership units of Providence.

As of September 29, 2006, there were approximately 233 stockholders of record holding a total of 47,949,627 shares of the Corporation's common stock of the 100,000,000 common shares authorized.. The board of directors believes that the number of beneficial owners is substantially greater than the number of record holders because a portion of our outstanding common stock is held in broker "street names" for the benefit of individual investors. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

As of September 29, 2006, there were no shares issued and outstanding of the 25,000,000 shares of preferred stock authorized. The Corporation's preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the board of directors.

Convertible Promissory Note

On March 30, 2006, Providence issued Global Mineral Solutions, L.P., a promissory note for $1,924,800, with an interest rate of 5%, to be convertible into 3,500,000 shares of the Corporation's common stock within 30 days of the Corporation's acquisition of Providence.

Additionally, the Corporation has (i) $4,481,000 plus 7% accrued interest in debt convertible into common shares at $0.35 per share at any time until November 30, 2010, and (ii) $250,000 plus 10% accrued interest in debt convertible into common shares at $0.10 per share at any time until May 6, 2010.

Warrants

The Corporation has (i) 315,114 common share purchase warrants exercisable at $0.30 per share at any time until November 30, 2010, (ii) 6,643,310 common share purchase warrants exercisable at $1.00 per share at any time until July 25, 2009, and (iii) approximately 327,000 common share purchase warrants exercisable at $0.72 per share at any time until July 25, 2009.

Transfer Agent and Registrar

The Corporation's transfer agent and registrar is Stacie Banks at Interwest Transfer, 1981 E Murray-Holladay Road, Holladay, Utah, 84117 – 5164, (801) 272 9294.

PART II

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Corporation's common stock is quoted on the Over the Counter Bulletin Board, a service maintained by the National Association of Securities Dealer, Inc. under the symbol, "HHBR". Trading in the common stock over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. These prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions. The high and low bid prices for the common stock for the quarters ended June 30 and March 31, 2006, and each quarter of the years ended December 31, 2005 and 2004 are as follows:

YEAR	QUARTER ENDED	HIGH	LOW
2006	June 30	$2.50	$0.96
2006	March 31	$0.96	$0.48
2005	December 31	$0.85	$0.15
2005	September 30	$0.25	$0.15
2005	June 30	$0.23	$0.20
2005	March 31	$0.26	$0.20
2004	December 31	$0.20	$0.09
2004	September 30	$0.12	$0.09
2004	June 30	$0.32	$0.12
2004	March 31	$0.75	$0.30

Dividends

Providence has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on Providence's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit Providence's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

LEGAL PROCEEDINGS

Providence is currently not a party to any legal proceedings.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Providence has had no changes in or disagreements with its accountants as to accounting or financial disclosure over the two most recent fiscal years.

RECENT SALES OF UNREGISTERED SECURITIES

On July 12, 2005, Providence authorized the issuance of 2,286,330 membership units to Abram Janz and 2,000,000 membership units to Shirley Janz.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Article XIV of our Articles of Incorporation requires us to indemnify and hold harmless our officers and directors to the fullest extent authorized by the Texas Business Corporation Act against any and all liability, loss and expense incurred in connection with a legal matter. This right to indemnification is a contract right and includes the right to have us pay for expenses incurred in defending any proceeding in advance of the proceeding's final disposition. Our Articles of Incorporation also provide for the elimination of personal monetary liability of directors and officers to the fullest extent permissible under law. Our Articles of Incorporation also permit us to indemnify any of our employees or agents to the extent authorized from time to time by the Board of Directors.

Furthermore, Ms. Coccaro's consulting agreement requires us to indemnify her against all claims arising out of actions reasonably taken by her in the performance of her duties.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation understands that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

**PART F/S**

See "Item 9.01 Financial Statements and Exhibits" below.

**PART III**

See "Item 9.01 Financial Statements and Exhibits" below.

ITEM 3.02   UNREGISTERED SALES OF EQUITY SECURITIES

On September 29, 2005 the board of directors of the Corporation authorized the issuance of 4,286,330 shares of restricted common stock to membership unit-holders of Providence on a pro rata basis in exchange for 1,250,000, or 100%, of the outstanding membership units of Providence. The Corporation relied on exemptions provided by Section 4(2) of the Securities Act. No sales commissions were paid in connection with this transaction.

The Corporation made these offering based on the following factors: (1) the issuance was an isolated private transaction by the Corporation which did not involve a public offering; (2) there were only two offerees who were issued the Corporation's stock in exchange for the outstanding membership units in Providence; (3) the offerees stated their intention not to resell the stock; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offerees and the Corporation.

On September 29, 2005 the board of directors of the Corporation authorized the issuance of 12,213,670 shares of restricted common stock to holders of the promissory notes issued by Providence in exchange for the assignment of said promissory notes. The Corporation relied on exemptions provided by Regulation S of the Securities Act. No sales commissions were paid in connection with this transaction. Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

The Corporation complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to a purchaser who was outside the United States at the time the subscription originated, and ensuring that the subscriber is a non-U.S. person with an address in a foreign country.

25

ITEM 5.03   AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS

On April 10, 2006, our board of directors approved amendments to our Amended and Restated Articles of Incorporation, recommending to our shareholders a change in name to "Providence Resources, Inc." and an increase in the number of shares of common stock authorized for issuance to 100,000,000 shares. On September 29, 2006 shareholders representing the requisite number of votes necessary to approve the amendments to our Amended and Restated Articles of Incorporation took action at a special meeting, approving both amendments. We have filed the amendments with the Secretary of State of the State of Texas.

ITEM 5.06   CHANGE IN SHELL COMPANY STATUS

Pursuant to the acquisition of Providence, as disclosed in Item 2.01 of this current report, the Corporation ceased being a shell company on September 29, 2006. Reference is made to the disclosures set forth in Item 2.01 of this current report, which disclosures are incorporated herein by reference.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

The financial tables and notes that follow present Providence's financial statements and the Corporation's pro forma disclosure, which should be read together with Providence's "Management's Discussion and Analysis" and "Results of Operations" as included elsewhere in this report. Providence's financial data for the year ended December 31, 2005 is comprised of audited financial statements. The financial data for the three and six months ended June 30, 2006 is comprised of unaudited, interim financial statements.

Financial Statements of the Business Acquired

Providence's Financial Statements for the period ended June 30, 2006

Providence's Financial Statements for the year ended December 31, 2005

Pro Forma Financial Information

The Corporation's Pro Forma Consolidated Financial Statements for the period ended June 30, 2006

The Corporation's Pro Forma Consolidated Financial Statements for the period ended December 31, 2005

Exhibits

The following exhibits are filed herewith or incorporated by reference:

Exhibit No. *Description*

3(i)(a)   Articles of Incorporation (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).

3(i)(b)   Amendment to Articles of Incorporation (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).

3(i)(c)   Amendment to Articles of Incorporation (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).

3(i)(d)   Amended and Restated Articles of Incorporation (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).

3(i)(e)   Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated by reference from the Form 10-QSB filed with the Commission on November 17, 2003).

3(i)(f)   Amendment to the Amended and Restated Articles of Incorporation, attached herewith.

3(ii)   Bylaws of the Corporation (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).

10(i)   The 2004 Benefit Plan of Healthbridge, Inc. dated May 24, 2004 (incorporated by reference from the Form S-8 filed with the Commission on May 26, 2004).

10(ii)   Joint Venture Agreement between Providence and Harding Company, dated October 1, 2005, attached herewith.

10(iii)   Extension of the Term of Series "A" Convertible Debenture Certificate with Max Fugman (incorporated by reference from the Form 10-KSB/A filed with the Commission on October 11, 2005).

10(iv)   Extension of the Term of Series "A" Convertible Debenture Certificate with Global Convertible Megatrend Ltd. (incorporated by reference from the Form 10-KSB/A filed with the Commission on October 11, 2005).

10(v)   Agreement for Purchase and Sale between Providence and Global Mineral Solutions, L.P., dated February 22, 2006, attached herewith.

10(vii)   Securities Agreement dated April 10, 2006, between the Corporation, Providence and the membership unit holders of Providence (filed on Form 8-K with the Securities and Exchange Commission on April 14, 2006).

10(viii)   Note Agreement dated April 10, 2006, between the Corporation and the holders of certain promissory notes issued by Providence (filed on Form 8-K with the Securities and Exchange Commission on April 14, 2006).

10(ix)   Amendment to the Terms of the Securities Exchange Agreement dated effective as of May 26, 2006, between the Corporation, Providence and the membership unit holders of Providence (filed on Form 8-K with the Securities and Exchange Commission on July 3, 2006).

10(x)   Amendment to the Terms of the Note Exchange Agreement dated effective as of May 26, 2006, between the Corporation and the holders of certain promissory notes issued by Providence (filed on Form 8-K with the Securities and Exchange Commission on July 3, 2006).

14   Code of Ethics, adopted as of March 1, 2004 (incorporated by reference from the form 10QSB filed with the Commission on November 17, 2004).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Healthbridge, Inc.   **Date**

By: /s/ Nora Coccaro   September 29, 2006
Name: Nora Coccaro
Title: Chief Executive Officer

PROVIDENCE EXPLORATION, LLC
(A Development Stage Company)

INDEX

Page

PROVIDENCE EXPLORATION, LLC.

CONSOLIDATED BALANCE SHEET
June 30, 2006
(See accountants' compilation report)

CURRENT ASSETS:	
Cash	33,047
Accounts receivable (net of allowance)	78,665
Inventory (Note 12)	666,139
Prepaid expenses	38,671
Total current assets	816,522
PROPERTY AND EQUIPMENT (NOTE 12) :	
Oil and gas leases – undeveloped	7,828,849
Drilling rigs and equipment	367,291
Office furniture and equipment	12,659
Automotive equipment	27,495
Total	8,236,294
Less accumulated depreciation	(34,010)
Total property and equipment	8,202,284
OTHER ASSETS:	
Loan origination fees, net of amortization of $17,743	58,507
Note receivable - member (Note 3)	138,754
Deposits	2,266
Total other assets	199,527
Total assets	9,218,333
CURRENT LIABILITIES:	
Accounts payable	2,484
Accrued expenses	308,949
Short term notes payable (Note 6)	9,542,030
Current portion of long term notes payable (Note 4)	362,548
Total current liabilities	10,216,011
LONG TERM NOTES PAYABLE (NOTE 4)	517,643
Total liabilities	10,733,654
MEMBER'S EQUITY	(1,515,321)
Total liabilities and member's equity	9,218,333

The accompanying notes are an integral part of these financial statements.

PROVIDENCE EXPLORATION, LLC.

CONSOLIDATED STATEMENTS OF INCOME AND MEMBER'S EQUITY
FOR THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006
(See accountants' compilation report)

	Three Months	Six Months
SALES (NOTE 13)	9,989	358,131
COST OF SALES	116,387	547,368
Gross loss	(106,398)	(189,237)
GENERAL AND ADMINISTRATIVE EXPENSES:		
Automobile	6,456	16,824
Amortization	6,354	12,708
Bank charges	955	2,598
Consulting	0	6,500
Depreciation	3,744	43,524
Insurance	10,166	20,577
Office	7,130	14,518
Professional fees	54,275	138,830
Repairs and maintenance	8,775	8,775
Rent	6,276	14,029
Telephone	4,384	7,845
Travel and entertainment	2,530	6,305
Utilities	458	1,002
Total general and administrative expenses	111,503	294,035
Net loss before other income (expenses)	(217,901)	(483,272)
OTHER INCOME (EXPENSES):		
Interest and other income	36	72
Interest expense	(185,738)	(283,734)
Gain on sale of assets	519,831	519,831
Net income (loss)	116,228	(247,103)
MEMBER'S EQUITY, BEGINNING OF PERIOD	(607,095)	(243,764)
Member distribution	(1,024,454)	(1,024,454)
MEMBER'S EQUITY, END OF PERIOD	(1,515,321)	(1,515,321)

The accompanying notes are an integral part of these financial statements.

PROVIDENCE EXPLORATION, LLC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006
(See accountants' compilation report)

	Three Months	Six Months
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	116,228	(247,103)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	3,744	43,524
Amortization	6,354	12,708
Gain on sale of assets	(519,831)	(519,831)
Changes in:		
Accounts receivable	3,657	(5,832)
Inventory	(666,139)	(666,139)
Prepaid expense	(7,573)	(4,222)
Accounts payable	(754,857)	(24,131)
Accrued expenses	112,697	194,983
Net cash used by operating activities	(1,705,720)	(1,216,043)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(412,949)	(2,789,065)
Proceeds from sale of assets	1,336,000	1,336,000
Issuance of notes receivable	(21,336)	(46,336)
Net cash provided (used) by investing activities	901,715	(1,499,401)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable	1,035,456	3,017,776
Payments on notes payable	(209,663)	(291,345)
Net cash provided by financing activities	825,793	2,726,431
Net increase in cash and cash equivalents	21,788	10,987
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	11,259	22,060
CASH AND CASH EQUIVALENTS, END OF PERIOD	33,047	33,047
SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid	35,415	66,814
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:		
Assumption of member debt	1,024,454	1,024,454
Purchase of oil and gas leases in exchange for note payable		1,924,800

The accompanying notes are an integral part of these financial statements.

NOTE–1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

The Company was formed on July 12, 2005, under the Laws of the State of Texas as a Limited Liability Company and is headquartered in Dallas, Texas.

The Company formed a wholly owned subsidiary, PDX Drilling 1, LLC (PDX), on July 12, 2005. PDX was formed to acquire drilling and service rigs for the purpose of drilling oil and gas wells in Texas. PDX acquired 3 oil drilling rigs during 2005 and began drilling operations for its customers.

The Company formed a wholly owned subsidiary, Providence Resources LLC, on September 1, 2005 to acquire leases in Texas for oil and gas exploration and development. During 2005 and 2006, oil and gas leases were acquired by Providence Exploration, LLC.

The Company is in the oil and gas drilling business and has incurred revenues from oil drilling services performed for other entities. The Company is also an oil and gas exploration company with oil, gas and mineral leasehold interests in Comanche, Hamilton and Val Verde Counties, Texas. The Company has begun drilling on its own oil and gas leases in 2006.

Principles of Consolidation

The consolidated financial statements include the accounts of Providence Exploration, LLC, PDX Drilling 1, LLC and Providence Resources LLC. All material intercompany accounts and transactions have been eliminated in the consolidation of the entities.

Cash and Cash Equivalents

The Company considers cash in operating and money market accounts to be cash and cash equivalents for the statements of cash flows.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly no allowance for doubtful accounts is required. When amounts become uncollectible, they are charged to operations when that determination is made. Using this direct write-off method does not materially differ from the allowance method.

Property and Equipment

Drilling and service rigs and equipment are recorded at cost and are depreciated over their estimated useful lives of ten years using the straight-line method. Office furniture and equipment and automotive equipment are recorded at cost and depreciated over their estimated useful lives of five to ten years using the straight-line method.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   (Continued):

Property and Equipment (continued)

Upon sale or retirement of property and equipment the cost and related accumulated depreciation of the asset are removed from the Company's accounts and gain or loss is recognized.

Expenditures for repair and maintenance are charged to expense as incurred.

Oil and Gas Leases Not Subject to Amortization

Oil and gas lease costs are recorded at cost and consist of 7,374.5 acres of land leases in North Eastern Texas in the Barnett Shale Formation and 12,847.2 acres of land leases in Southwest Texas in Val Verde County. These leases are undeveloped at June 30, 2006, and accordingly no depletion is included in the accompanying consolidated financial statements. As of June 30, 2006, the Company has paid $6,793,393 for property leases.

The Company follows the full cost method of accounting for exploration and development of oil and gas properties whereby all costs in acquiring, exploring and developing properties are capitalized, including estimate of abandonment costs, net of estimated equipment salvage costs. The Company capitalized $1,035,456 in exploration costs during the six months ended June 30, 2006. No costs related to production, general corporate overhead, or similar activities have been capitalized. As of June 30, 2006 the Company only has capitalized costs of unproved properties acquired. Leasehold costs are depleted based on the units-of-production method based on estimated proved reserves. No proved reserves currently exist for the Company and therefore no depletion has been taken as of June 30. 2006.

In accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews its long-lived assets to be held and used, excluding proved oil and gas properties accounted for under the full cost method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future net cash flows is less than the carrying amount of the assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. The Company's long-lived assets related to its proved oil and gas properties accounted for under the full cost method of accounting are prescribed by the Securities and Exchange Commission (Regulation S-X, Rule 4-10, "Financial Accounting and Reporting for Oil and Gas Producing Activities Pursuant to the Federal Securities Laws and the Energy Policy and Conservation Act of 1975").

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued):

Fair Market Value of Financial Instruments

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other liabilities approximate their carrying amounts in the financial statements. The Company's financial instruments include notes payable. The carrying value of notes payable approximates market value because the borrowing rate is similar to other financial instruments with similar terms.

Revenue Recognition

The Company generated revenues during 2006 from service fees generated from its drilling rigs. Revenues are recorded upon the completion of the services, with the existence of an agreement and where collectability is reasonably assured. Oil and natural gas production revenue will be recognized at the time and point of sale after the product has been extracted from the ground.

Intangible Assets

Loan origination fees are being amortized on a straight line basis over the 36 month term of the loans.

Income Taxes

The Company is organized as a Limited Liability Company (LLC) and is taxed for federal income tax purposes as a partnership. Accordingly, no federal income tax liability or expense is included in the accompanying financial statements. Income from the Company is taxed to the partners on their respective returns.

NOTE 2 - USE OF ESTIMATES IN PREPARATION OF FINANCIAL
STATEMENTS:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – RELATED PARTY RECEIVABLE:

At June 30, 2006, the Company has a note receivable from a member totaling $138,754. The note receivable is unsecured and bears interest at 4.25%. The note receivable and unpaid interest is due December 31, 2008.

NOTE 4 - LONG-TERM DEBT:

Note Payable - FAGEB AG, secured by drilling equipment, payable in quarterly installments of $25,119 through July 31, 2008, including interest at 12%.	$195,507
Note Payable - Global Convertible Megatrend LTD., secured by drilling equipment, payable in quarterly installments of $50,238 through July 31, 2008, including interest at 12%.	391,019
Note Payable - FAGEB AG, secured by drilling equipment, payable in quarterly installments of $37,722 through September 25, 2008, including interest at 12%.	293,665
Total	880,191
Less current portion	362,548
Long-term notes payable	$ 517,643

Aggregate maturities of long term notes payable at June 30, 2006, are as follows:

Year Ended June 30	Amount
2008	$408,009
2009	109,634
Total	$517,643

NOTE 5 - MEMBERS' CAPITAL:

Upon formation, the member contributed $535,000 of capital to the Company. Effective April 10, 2006, the Company assumed debt of the member totaling $1,024,454 (Note 6).

PROVIDENCE EXPLORATION, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

NOTE 6 - SHORT TERM NOTES PAYABLE:

Notes payable - unsecured, due December 31, 2006, plus interest
at 12 %:

Swan Lake Investments, Limited, convertible into 1,600,000 shares of Healthbridge, Inc. stock.	$ 350,000
Carerra Investments, Limited, convertible into 1,485,037 shares of Healthbridge, Inc. stock.	150,000
Notes payable - unsecured, due April 10, 2007, plus interest at 3.5%, convertible into 9,128,633 shares of Healthbridge, Inc. stock. (expected to be converted in less than one year) (Note 7):	1,024,454
Notes payable - unsecured, principal due upon demand made on or after October 2, 2006, accrued, unpaid interest at 5% due upon maturity, convertible into 3,500,000 shares of Healthbridge, Inc. stock.	1,924,800
Total Convertible Notes Payable	3,449,254
Note payable - Healthbridge, Inc., secured by oil and gas leases, due December 1, 2006, plus interest at 7 %. (Notes 7 and 12).	5,242,776
Note Payable – Vanguard Capital, unsecured, principal and accrued interest at 12% due upon obtaining permanent financing on lease purchases.	850,000
Total	$9,542,030

NOTE 7 - PROPOSED TRANSACTION:

At June 30, 2006, the Company has a proposed transaction pending with Healthbridge, Inc. (Healthbridge), (a publicly owned Texas Corporation headquartered in Vancouver, B.C., Canada), whereby Healthbridge would acquire 100 percent ownership interest in the Company (including subsidiaries) in exchange for 16,500,000 shares of Healthbridge, Inc. common stock. The stock shares would be allocated as follows:

NOTE 7 - PROPOSED TRANSACTION (continued):

Convertible Notes Payable:

Swan Lake Investments, Limited	1,600,000
Carerra Investments, Limited	1,485,037
Other	9,128,633
Member	4,286,330
Total	16,500,000

On April 10, 2006, Healthbridge entered into a Securities Exchange Agreement ("Securities Agreement") with the Company and the membership unit holder of the Company. Healthbridge intends to acquire the Company and its wholly owned subsidiaries in a stock for ownership exchange. The Securities Agreement requires the exchange of 4,286,330 shares of Healthbridge's common stock for 100% of the issued and outstanding membership units of the Company. Healthbridge expects to close this transaction, subject to shareholder approval, by September 30, 2006. As of June 30, 2006, the Company has been advanced $5,242,776 by Healthbridge.

On April 10, 2006, Healthbridge entered into a Note Exchange Agreement ("Note Agreement") with the holders of certain promissory notes issued by the Company whereby Healthbridge intends to acquire the outstanding promissory notes from the note holders in exchange for 12,213,670 shares of Healthbridge's common stock, to be distributed to the note holders as detailed in the Note Agreement. Healthbridge expects to close this transaction, subject to shareholder approval, by September 30, 2006. The closing is further conditioned upon simultaneous closing with the Securities Agreement.

NOTE 8 - AGREEMENTS:

In October 2005, the Company signed a joint exploration agreement with Harding Company. Under the terms of the agreement, the Company and Harding Company intend to explore, develop and produce oil and gas from Marble Falls and Barnett Shale formations in targeted areas of the Ft. Worth basin. Harding Company is appointed as operator.

The Company is required pursuant to the agreement to fund 100% of all costs of the management and operation for a minimum of 3 wells. The Company will carry Harding for its 10% working interest in all wells drilled and completed through the pipeline connection phase, in the project.

Effective February 22, 2006, the Company entered into an agreement to purchase oil and gas leases in Val Verde County, Texas. The purchase price was $3,849,600, payable $1,924,800 cash and $1,924,800 note payable (Note 6). In March 2006, Harding Company paid the Company 192,480 related to the purchase.

NOTE 9 - COMMITMENTS AND CONTINGENCIES:

The Company leases office and warehouse space under an operating lease which expires October 1, 2007. The Company leases a vehicle under an operating lease which expires in October 2007.

Rent expense was $6,276 and $14,029 for the three months and six months ended June 30, 2006, respectively. Automobile lease expense is included in automobile expense in the accompanying statement of income and member's equity.

NOTE 10 – GOING CONCERN:

As of June 30, 2006, the Company's revenue generating activities have not generated sufficient funds for profitable operations, and the Company has a significant working capital deficit. These factors raise uncertainty about the Company's ability to continue as a going concern. Management's plan is to effect a merger with Healthbridge, Inc. subsequent to June 30, 2006, thus converting and eliminating certain short-term and long term loans to equity in Healthbridge. Healthbridge will also assist in raising the needed funds for continued development of the oil and gas leases. If the merger does not occur, the Company may not have sufficient funds to continue the development of its leases. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 11 - SUPPLEMENTARY OIL AND GAS INFORMATION – FAS 69:

The following unaudited disclosures on standardized measures of discounted cash flows and changes therein relating to proved oil and gas reserves are determined in accordance with United States Statements of Financial Accounting Standards No. 69 "Disclosures About Oil and Gas Producing Activities".

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein. In calculating the standardized measure of discounted future net cash flows, year-end constant prices and cost assumptions were applied to the Company's annual future production from proved reserves to determine cash inflows. Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon discounted future net cash flows prepared by the Company's independent qualified reserve evaluators in relation to the reserves they respectively evaluated, and adjusted by the Company to account for management's estimate obligations and future income taxes. The Company cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of the Company's oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs, and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The Company's projections should not be interpreted as being equivalent to fair market value.

NOTE 11 - SUPPLEMENTARY OIL AND GAS INFORMATION – FAS 69 (Continued):

Net Proved Reserves *(1, 2)*

	Natural Gas (*millions of cubic feet*)	Crude Oil and Natural Gas Liquids (*thousands of barrels*)
December 31, 2005	-	-
Purchase of reserves in place	-	-
Production	-	-
Adjustment for uneconomic wells	-	-
June 30, 2006	-	-
Developed	-	-
Undeveloped	-	-
Total	-	-

(1) Definitions:

   a. *"Net"* **reserves are the remaining reserves of the Company, after deduction of estimated royalties and including royalty interests.**

   b. *"Proved oil and gas reserves."* **Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.**

   Reservoirs are considered proved if economic product ability is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes that portion delineated by drilling and defined by gas-oil and /or oil-water contacts, if any; and the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

   i.   **Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.**

NOTE 11 - SUPPLEMENTARY OIL AND GAS INFORMATION – FAS 69
(Continued):

ii. **Estimates of proved reserves do not include the following:**

Oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

Crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

Crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

Crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

c. *"Proved developed oil and gas reserves."* **Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.**

d. *"Proved undeveloped reserves."* **Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive unites that are reasonably certain of production when drilled. Proved reserves for other undrilled unites can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates, for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.**

(2) *The Company does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.*

NOTE 11 - SUPPLEMENTARY OIL AND GAS INFORMATION – FAS 69
(Continued):

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves

The company has no proved reserves and no oil and gas production and therefore has not presented the Standardized Measure of Discounted Future Net Cash Flows or operating results.

Capitalized Costs

June 30, 2006	**United States**
Proved oil and gas properties	$ -
Unproved oil and gas properties	7,828,849
Total capital costs	7,828,849
Accumulated depletion	(-)
Net capitalized costs	$ 7,828,849

Costs Incurred

	United States
Six months ended June 30,	**2006**
Acquisitions:	
Proved reserves	$ -
Unproved reserves	3,657,120
Total acquisitions	3,657,120
Exploration costs	1,035,456
Development costs	-
Asset retirement obligations	-
Total costs incurred	$ 4,692,576

NOTE 12 – PROPERTY AND EQUIPMENT:

In the three months ended June 30, 2006, the Company sold oil and gas equipment as follows:

Equipment sales	$1,420,000
Selling costs	84,000
Net sales price	1,336,000
Equipment cost	887,732
Accumulated depreciation	71,563
Book value	816,169
Gain on sale	$ 519,831

The Company also purchased used oil and gas equipment totaling $666,139 in the three months ended June 30, 2006. It is the Company's intent to repair and resell the equipment and therefore it included in inventory in the accompanying consolidated balance sheet.

NOTE 13 - MAJOR CUSTOMERS:

The Company had one major customer for the period ended June 30, 2006, which comprised approximately 92% sales.

PROVIDENCE EXPLORATION, LLC
(A Development Stage Company)

INDEX

<u>Report of Independent Registered Public Accounting Firm</u>

To the Stockholders and Board of Directors
Providence Exploration, LLC
Dallas, Texas

We have audited the accompanying consolidated balance sheet of Providence Exploration, LLC as of December 31, 2005 and the related consolidated statement of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providence Exploration, LLC as of December 31, 2005 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, the Company's operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Chisholm, Bierwolf & Nilson, LLC

Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah
April 11, 2006

PROVIDENCE EXPLORATION, LLC.

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2005

CURRENT ASSETS:	
Cash	22,060
Accounts receivable (net of allowance)	72,833
Note receivable (Note 3)	5,000
Prepaid expenses	34,449
Total current assets	134,342
PROPERTY AND EQUIPMENT:	
Oil and gas leases – undeveloped	3,136,273
Drilling rigs and equipment	1,236,647
Office furniture and equipment	9,746
Automotive equipment	27,495
Total	4,410,161
Less accumulated depreciation	(62,049)
Total property and equipment	4,348,112
OTHER ASSETS:	
Loan origination fees, net of amortization of $5,035	71,215
Note receivable - long term (Note 3)	87,418
Deposits	2,266
Total other assets	160,899
Total assets	4,643,353
CURRENT LIABILITIES:	
Accounts payable	26,615
Accrued expenses	113,966
Short term notes payable (Note 7)	3,700,000
Current portion of long term notes payable (Note 4)	341,919
Total current liabilities	4,182,500
LONG TERM NOTES PAYABLE (NOTE 4)	704,617
Total liabilities	4,887,117
MEMBERS' EQUITY	(243,764)
Total liabilities and members' equity	4,643,353

The accompanying notes are an integral part of the financial statements.

PROVIDENCE EXPLORATION, LLC.

CONSOLIDATED STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE PERIOD JULY 12, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

SALES (NOTE 6)	369,515
COST OF SALES:	694,382
Gross profit (loss)	(324,867)
GENERAL AND ADMINISTRATIVE EXPENSES	
Automobile	4,710
Amortization	5,035
Bank charges	4,114
Consulting	8,000
Depreciation	62,049
Insurance	16,646
Office	15,792
Professional fees	91,151
Repairs and maintenance	1,070
Rent	6,429
Telephone	19,962
Travel and entertainment	41,945
Utilities	1,228
Total general and administrative expenses	278,131
Net loss before other income (expenses)	(602,998)
OTHER INCOME (EXPENSES):	
Interest and other income	38
Note receivable write off	(89,731)
Interest expense	(86,073)
Net loss	(778,764)
MEMBERS' EQUITY, BEGINNING OF PERIOD	0
Capital contributions (Note 5)	535,000
MEMBERS' EQUITY, END OF PERIOD	(243,764)

The accompanying notes are an integral part of the financial statements.

4

PROVIDENCE EXPLORATION, LLC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD JULY 12, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	(778,764)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
Depreciation	62,049
Amortization	5,035
Bad debt	89,731
Changes in:	
Accounts receivable	(72,833)
Prepaid expense	(34,449)
Deposits	(2,266)
Accounts payable	26,615
Accrued expenses	113,966
Net cash used by operating activities	(590,916)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(4,410,161)
Issuance of notes receivable	(182,149)
Net cash used by investing activities	(4,592,310)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	535,000
Proceeds from notes payable	4,825,000
Payments on notes payable	(78,464)
Loan origination fees	(76,250)
Net cash provided by financing activities	5,205,286
Net increase in cash and cash equivalents	22,060
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	0
CASH AND CASH EQUIVALENTS, END OF PERIOD	22,060
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	30,061

The accompanying notes are an integral part of the financial statements.

5

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

The Company was formed on July 12, 2005, under the Laws of the State of Texas as a Limited Liability Company.

The Company formed a wholly owned subsidiary, PDX Drilling 1, LLC (PDX), on July 12. PDX was formed to acquire drilling and service rigs for the purpose of drilling oil and gas wells in Texas. PDX acquired 3 oil drilling rigs during 2005 and began drilling operations for its customers.

The Company formed a wholly owned subsidiary, Providence Resources LLC, on September 1, 2005 to acquire leases in Texas for oil and gas exploration and development. During 2005 Oil and Gas Leases were acquired, and will be developed in the coming year.

The Company is in the oil & gas drilling business and has incurred revenues from oil drilling services performed for other entities. The Company will begin drilling on its own oil and gas leases in the coming year.

Principles of Consolidation

The consolidated financial statements include the accounts of Providence Exploration, LLC, PDX Drilling 1, LLC and Providence Resources LLC. All material intercompany accounts and transactions have been eliminated in the consolidation of the entities.

Cash and Cash Equivalents

The Company considers cash in operating and money market accounts to be cash and cash equivalents for the statement of cash flows.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly no allowance for doubtful accounts is required. When amounts become uncollectible, they are charged to operations when that determination is made. Using this direct write-off method does not materially differ from the allowance method.

Property and Equipment

Drilling and service rigs and equipment are recorded at cost and are depreciated over their estimated useful lives of ten years using the straight-line method. Office furniture and equipment and automotive equipment are recorded at cost and depreciated over their estimated useful lives of five to ten years using the straight-line method.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Property and Equipment (continued)

Upon sale or retirement of property and equipment the cost and related accumulated depreciation or depletion of the asset are removed from the Company's accounts and gain or loss is recognized.

Expenditures for repair and maintenance are charged to expense as incurred.

Oil and Gas Leases Not Subject to Amortization

Oil and gas lease costs are recorded at cost and consist of 6,272.5 acres of land leases in North Eastern Texas in the Barnett Shale Formation. These leases are undeveloped at December 31, 2005, and accordingly no depletion is included in the accompanying consolidated financial statements. The Company paid cash of $3,136,273 for an undivided 90% working interest in the above mentioned oil leases from Harding Company, the operating company for the lease and 10% working interest holder.

The Company follows the full cost method of accounting for exploration and development of oil and gas properties whereby all costs in acquiring, exploring and developing properties are capitalized, including estimate of abandonment costs, net of estimated equipment salvage costs. No costs related to production, general corporate overhead, or similar activities have been capitalized. At December 31, 2005 the Company only had capitalized costs of unproved properties acquired during the year. Leasehold costs are depleted based on the units-of-production method based on estimated proved reserves. No proved reserves currently exist for the Company and therefore no depletion has been taken as of December 31. 2005.

In accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews its long-lived assets to be held and used, excluding proved oil and gas properties accounted for under the full cost method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future net cash flows is less than the carrying amount of the assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. The Company's long-lived assets related to its proved oil and gas properties accounted for under the full cost method of accounting are prescribed by the Securities and Exchange Commission (Regulation S-X, Rule 4-10, "Financial Accounting and Reporting for Oil and Gas Producing Activities Pursuant to the Federal Securities Laws and the Energy Policy and Conservation Act of 1975").

Fair Market Value of Financial Instruments

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other liabilities approximate their carrying amounts in the financial statements. The Company's financial instruments include notes payable. The carrying value of notes payable approximates market value because the borrowing rate is similar to other financial instruments with similar terms.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Revenue Recognition

The Company generated revenues during 2005 from service fees generated from its drilling rigs. Revenues are recorded upon the completion of the services, with the existence of an agreement and where collectability is reasonably assured. Oil and natural gas production revenue will be recognized at the time and point of sale after the product has been extracted from the ground.

Intangible Assets

Loan origination fees are being amortized on a straight line basis over the 36 month term of the loans.

Income Taxes

The Company is organized as a Limited Liability Company (LLC) and is taxed for federal income tax purposes as a partnership. Accordingly, no federal income tax liability or expense is included in the accompanying financial statements. Income from the Company is taxed to the partners on their respective returns.

NOTE 2 - USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NOTES RECEIVABLE:

At December 31, 2005, the Company has a $5,000 note receivable from Nomatterware NEV. The note receivable is unsecured and noninterest bearing. The note receivable was repaid in January 2006.

The Company made advances to a member during the period ended December 31, 2005 totaling $87,418. Effective December 31, 2005, the company converted the advances to a note receivable. The note receivable is unsecured and bears interest at 4.25%. The note receivable and unpaid interest is due December 31, 2008.

NOTE 4 - LONG-TERM DEBT:

Note Payable - FAGEB AG, secured by drilling equipment,
payable in quarterly installments of $25,119 through July 31,
2008, including interest at 12%.

$232,443

Note Payable - Global Convertible Megatrend LTD., secured
by drilling equipment, payable in quarterly installments of
$50,238 through July 31, 2008, including interest at 12%.

464,889

Note Payable - FAGEB AG, secured by drilling equipment,
payable in quarterly installments of $37,722 through September
25, 2008, including interest at 12%.

349,204

Total	1,046,536
Less current portion	341,919
Long-term notes payable	$ 704,617

Aggregate maturities of long term notes payable at December 31, 2005, are as follows:

Year Ended December 31	Amount
2007	$384,791
2008	319,826
Total	$704,617

NOTE 5 - MEMBERS' CAPITAL:

Upon formation, the Members contributed $535,000 of capital to the Company.

NOTE 6 - MAJOR CUSTOMERS:

The Company had four major customers for the period ended December 31, 2005, which comprised 37%, 22%, 19% and 19% of total sales.

NOTE 7 - SHORT TERM NOTES PAYABLE:

Notes payable - Swan Lake, unsecured, due December 31, 2006, plus interest at 12 %, convertible into equity at $1.00 per share.	$ 350,000
Notes payable - Carrera, unsecured, due January 31, 2006, plus interest at 12 %, convertible into equity at $1.00 per share.	150,000
Notes payable - Carrera, unsecured, due February 28, 2006, plus interest at 12 %.	125,000
Notes payable - Healthbridge, Inc., secured by oil and gas leases, due December 1, 2006, plus interest at 7 %. (Note 8).	3,075,000
Total	$3,700,000

NOTE 8 - PROPOSED TRANSACTION:

At December 31, 2005, the Company has a proposed transaction pending with Healthbridge, Inc., (a publicly owned Texas Corporation headquartered in Vancouver, B.C., Canada), whereby Healthbridge Inc. would acquire 100 percent ownership interest in the Company (including subsidiaries) in exchange for 16,500,000 shares of Healthbridge, Inc. common stock.

At December 31, 2005, Healthbridge Inc. has advanced the Company $3,075,000 to fund the purchase of the Company's oil and gas leases.

NOTE 9 - AGREEMENT:

In October 2005, the Company signed a joint exploration agreement with Harding Company. Under the terms of the agreement, the Company and Harding Company intend to explore, develop and produce oil and gas from Marble Falls and Barnett Shale formations in targeted areas of the Ft. Worth basin. Harding Company is appointed as operator.

Providence is required pursuant to the agreement to fund 100% of all costs of the management and operation for a minimum of 3 wells. Providence will carry Harding for its 10% working interest in all wells drilled and completed through the pipeline connection phase, in the project.

NOTE 10 - COMMITMENTS AND CONTINGENCIES:

The Company leases office and warehouse space under an operating lease which expires October 1, 2007. The Company leases a vehicle under an operating lease which expires in October 2007.

Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year at December 31, 2005, are as follows:

Year	Amount
2006	$19,869
2007	12,502
Total	$32,371

Rent expense was $7,796 for the period ended December 31, 2005. Automobile lease expense is included in automobile expense in the accompanying statement of income and members' equity.

NOTE 11 – GOING CONCERN

As of December 31, 2005, the Company's revenue generating activities have not generated sufficient funds for profitable operations, and the Company has a significant working capital deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Managements plan is to effect a merger with Healthbridge, Inc. subsequent to December 31, 2005, thus converting and eliminating the short-term and long term loans to equity in Healthbridge. Healthbridge will also assist in raising the needed funds for continued development of the oil & gas leases. If the merger does not occur, the company may not have sufficient funds to continue the development of its leases. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 12 - SUPPLEMENTARY OIL AND GAS INFORMATION – FAS 69 (unaudited)

The following unaudited disclosures on standardized measures of discounted cash flows and changes therein relating to proved oil and gas reserves are determined in accordance with United States Statements of Financial Accounting Standards No. 69 "Disclosures About Oil and Gas Producing Activities".

NOTE 12 - SUPPLEMENTARY OIL AND GAS INFORMATION – FAS 69 (unaudited) (Continued)

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, year-end constant prices and cost assumptions were applied to the Company's annual future production from proved reserves to determine cash inflows. Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon discounted future net cash flows prepared by the Company's independent qualified reserve evaluators in relation to the reserves they respectively evaluated, and adjusted by the Company to account for management's estimate obligations and future income taxes. The Company cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of the Company's oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs, and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The Company's projections should not be interpreted as being equivalent to fair market value.

Net Proved Reserves *(1, 2)*

	Natural Gas (*millions of cubic feet*)	Crude Oil and Natural Gas Liquids (*thousands of barrels*)
2005		
Beginning of year	-	-
Purchase of reserves in place	-	-
Production	-	-
Adjustment for uneconomic wells	-	-
End of year	-	-
Developed	-	-
Undeveloped	-	-
Total	-	-

(1) Definitions

a. *"Net"* **reserves are the remaining reserves of the Company, after deduction of estimated royalties and including royalty interests.**

NOTE –2 - SUPPLEMENTARY OIL AND GAS INFORMATION – FAS 69 (unaudited) (Continued)

b. *"Proved oil and gas reserves."* **Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.**

Reservoirs are considered proved if economic product ability is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes that portion delineated by drilling and defined by gas-oil and /or oil-water contacts, if any; and the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

    i.   **Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was base**

    ii.   **Estimates of proved reserves do not include the following:**

        Oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

        Crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

        Crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

        Crude oil, natural gas, and natural gas liquids, that may be recovered from oil shale, coal, gilsonite and other such sources.

c. *"Proved developed oil and gas reserves."* **Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program**

has confirmed through production response that increased recovery will be achieved.

NOTE 12 - SUPPLEMENTARY OIL AND GAS INFORMATION – FAS 69 (unaudited) (Continued)

d. *"Proved undeveloped reserves."* **Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive unites that are reasonably certain of production when drilled. Proved reserves for other undrilled unites can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates, for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.)** *The Company does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.*

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves

The company has no proved reserves and no oil and gas production and therefore has not presented the Standardized Measure of Discounted Future Net Cash Flows or operating results.

Capitalized Costs

	United States
Year ended December 31,	**2005**
Proved oil and gas properties	$ -
Unproved oil and gas properties	3,136,273
Total capital costs	3,136,273
Accumulated depletion	(-)
Net capitalized costs	$ 3,136,273

Costs Incurred

	United States
Year ended December 31,	**2005**
Acquisitions:	
Proved reserves	$ -
Unproved reserves	3,163,273
Total acquisitions	3,163,273
Exploration costs	-
Development costs	-
Asset retirement obligations	-
Total costs incurred	$ 3,163,273

HEALTHBRIDGE AND SUBSIDIARIES
Pro Forma for the Quarter Ended June 30, 2006

INDEX

Page

HEALTHBRIDGE INC. AND SUBSIDIARIES
Combined Pro Forma Balance Sheet
June 30, 2006

ASSETS

	Healthbridge Inc. (Parent) June 30, 2006	Providence Exploration LLC June 30, 2006		Pro Forma Adjustments Increase (Decrease)	Pro Forma Combined (Unaudited)
CURRENT ASSETS					
Cash and cash equivalents	$ 6,801,019	$ 33,047			$ 6,834,066
Accounts receivable, net	-	78,665			78,665
Inventory	-	666,139			666,139
Promissory note receivable (incl. interest)	5,403,954		(d)	(5,403,954)	-
Prepaid expenses	40,000	38,671			78,671
Total Current Assets	12,244,973	816,522			7,657,541
PROPERTY AND EQUIPMENT, Net	-	373,435			373,435
OTHER ASSETS					
Undeveloped reserves	-	7,828,849	(b)	3,328,643	11,157,492
Loan origination fees, net of amortization of $17,743	-	58,507			58,507
Notes receivable-member	-	138,754			138,754
Deposits	-	2,266			2,266
Total Other Assets	-	8,028,376			11,357,019
TOTAL ASSETS	$ 12,244,973	$,218,333		(2,075,311)	$ 9,387,995
CURRENT LIABILITIES					
Accounts payable	$ 25,840	$ 2,484			$ 28,324
Accrued expenses	163,174	308,949	(d)	(161,178)	261,300
			(e)	(49,645)	
Related party payables	38,500	-			38,500
Note payable	-	9,542,030	(d)	(5,242,776)	2,774,800
			(e)	(1,524,454)	
Current portion of L-T notes payable	-	362,548			362,548
Total Current Liabilities	227,514	10,216,011			3,465,472
LONG-TERM LIABILITIES					
L-T notes payable	3,570,000	517,643			4,087,643
Total Long-Term Liabilities	3,570,000	517,643			4,087,643
Total Liabilities	3,797,514	10,733,654			7,553,115
STOCKHOLDERS' EQUITY (DEFICIT)					
Preferred stock; $0.0001 par value, 25,000,000 shares Authorized, no shares issued and outstanding	-	-			
Common stock; $0.0001 par value, 50,000,000 shares authorized, 32,980,906 shares issued and outstanding	1,782	-	(a)	1,650	3,432
Additional paid-in capital	12,035,992	-	(a)	3,422,100	15,458,092
Common share subscriptions	7,253,220	-			7,253,220
Accumulated other comprehensive income	15,124	-			15,124
Accumulated deficit	(10,858,659)	-			(10,858,659)
Member's equity	-	(1,515,321)	(c)	1,478,992	(36,329)
Total Stockholders' Equity (Deficit)	8,447,459	(1,515,321)			11,834,880
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$12,244,973	$ 9,218,333		(75,311)	$ 19,387,995

The accompanying notes are an integral part of the financial statements.

HEALTHBRIDGE INC. AND SUBSIDIARIES
Combined Pro Forma Statements of Operations

	Healthbridge Inc. (Parent) For the Six Months Ended June 30, 2006	Providence Exploration LLC For the Six Months Ended June 30, 2006	Pro Forma Adjustments Increase (Decrease)	Pro Forma Combined (Unaudited)
REVENUES	$ -	$ 358,131		$ 358,131
COST OF SALES	-	547,368		547,368
GROSS MARGIN	-	(189,237)		(189,237)
				-
OPERATING EXPENSES				
General and administrative	619,572	294,035		913,607
				-
Total Operating Expenses	619,572	294,035		913,607
LOSS FROM OPERATIONS	(619,572)	(483,272)		(1,102,844)
OTHER INCOME (EXPENSE)				
Interest expense	(1,277,367)	(283,734)		(1,561,101)
Interest income	191,380	72		191,452
Gain on sale of assets	-	519,831		519,831
				-
Total Other Income (Expense)	(1,085,987)	236,169		(849,818)
LOSS BEFORE PROVISION FOR INCOME TAXES	(1,705,559)	(247,103)		(1,952,662)
Provision for income taxes	-	-		-
				-
NET LOSS	$ (1,705,559)	$ (247,103)		$(1,952,662)
				-
OTHER COMPREHENSIVE INCOME				
Foreign currency translation adjustment	-	-		-
NET COMPREHENSIVE INCOME (LOSS)	$ (1,705,559)	$ (247,103)		$(1,952,662)

The accompanying notes are an integral part of the financial statements.

Healthbridge, Inc. and Subsidiaries
Notes to Pro Forma Consolidated Financial Statements
June 30, 2006

NOTE 1 - Summary of Transaction

On November 18, 2005, the Company signed a letter of intent and publicly announced the acquisition of Providence Exploration LLC. Pursuant to the agreement, HealthBridge will issue 16, 500,000 shares of common stock for all outstanding shares of Providence. The acquisition was valued at $.2075 per share, ($3,423,750). The shares of HealthBridge would be distributed to the shareholders of Providence and also settle $1,524,252 of the notes payable balance of Providence. A portion of the remaining debt ($5,242,776) in Providence would be owed to Healthbridge and would be eliminated in consolidation. This transaction made Providence become a wholly owned subsidiary of the Company, and is accounted for on the purchase method of accounting using generally accepted accounting principles. All asset and assumed liabilities of Providence would be recorded and the remaining acquisition value was recorded as undeveloped oil reserves.

NOTE 2 - Management Assumptions

The pro forma consolidated balance sheet and statements of operations assumes that the entities were together as of June 30, 2006.

The pro forma consolidated balance sheet assumes: (a) the issuance of the 16,500,000 shares of stock at $.2075, (b) the recognition of undeveloped reserves, (c) the elimination of the members' capital of Providence, (d) the elimination of the intercompany note receivable and note payable and (e) the conversion of $1,524,454 of notes payable and accrued interest of $49,645.

There are no proforma adjustments for the statement of operations.

HEALTHBRIDGE AND SUBSIDIARIES
Pro Forma for the year ended December 31, 2005

INDEX

Page

HEALTHBRIDGE INC. AND SUBSIDIARIES
Combined Pro Forma Balance Sheet
December 31, 2005

ASSETS

	Healthbridge Inc.	Providence Exploration		Pro Forma	
	(Parent) December 31, 2005	LLC December 31, 2005		Adjustments Increase (Decrease)	Pro Forma Combined (Unaudited)
CURRENT ASSETS					
Cash and cash equivalents	2,035,438	22,060			2,057,498
Accounts receivable, net	-	72,833			72,833
Promissory note receivable (incl. interest)	3,091,901	5,000	(d)	(3,091,901)	5,000
Prepaid expenses and deposits	-	34,449			34,449
Total Current Assets	5,127,339	134,342			2,169,780
PROPERTY AND EQUIPMENT, Net	1,019	1,211,839			1,212,858
OTHER ASSETS					
Undeveloped reserves	-	3,136,273	(b)	3,042,514	6,178,787
Loan origination fees, net of amortization of $5,035	-	71,215			71,215
Notes receivable-long term	-	87,418			87,418
Deposits	-	2,266			2,266
Total Other Assets	-	3,297,172			6,339,686
TOTAL ASSETS	5,128,358	4,643,353		(49,387)	$ 9,722,324
CURRENT LIABILITIES					
Accounts payable and accrued liabilities	$ 119,867	$ 26,615			$ 146,482
Accrued expenses	61,703	113,966	(d)	(16,901.00)	158,768
Related party payables	13,500	-			13,500
Note payable	-	3,700,000	(d)	(3,075,000)	-
			(e)	(625,000)	
Current portion of L-T notes payable	-	341,919			341,919
Total Current Liabilities	195,070	4,182,500			660,669
LONG-TERM LIABILITIES					
Convertible debentures	3,645,000	-			3,645,000
L-T notes payable	-	704,617.00			704,617
Total Long-Term Liabilities	3,645,000	704,617			4,349,617
Total Liabilities	3,840,070	4,887,117			5,010,286
STOCKHOLDERS' EQUITY (DEFICIT)					
Preferred stock; $0.0001 par value, 25,000,000 shares authorized, no shares issued and outstanding					
Common stock; $0.0001 par value, 50,000,000 shares authorized, 32,980,906 shares issued and outstanding	1,648	-	(a)	1,650	3,298
Additional paid-in capital	10,425,371	-	(a)	3,422,100	13,847,471
Accumulated other comprehensive income	14,370	-			14,370
Accumulated deficit	(9,153,101)	-			(9,153,101)
Member's equity	-	(243,764)	(c)	243,764	-
Total Stockholders' Equity (Deficit)	1,288,288	(243,764)			4,712,038
TOTAL LIABILITIES AND STOCK-HOLDERS' EQUITY (DEFICIT)	$ 5,128,358	$ 4,643,353		(49,387)	$ 9,722,324

The accompanying notes are an integral part of the financial statements.

HEALTHBRIDGE INC. AND SUBSIDIARIES
Combined Pro Forma Statements of Operations

	Healthbridge Inc. (Parent) For the Year Ended December 31, 2005	Providence Exploration LLC For the Year Ended December 31, 2005	Pro Forma Adjustments Increase (Decrease)	Pro Forma Combined (Unaudited)
REVENUES	$ -	$ 369,515		$ 369,515
COST OF SALES	-	694,382		694,382
GROSS MARGIN	-	(324,867)		(324,867)
OPERATING EXPENSES				
General and administrative	468,677	278,131		746,808
Total Operating Expenses	468,677	278,131		746,808
LOSS FROM OPERATIONS	(468,677)	(602,998)		(1,071,675)
OTHER INCOME (EXPENSE)				
Interest income	23,585	38		23,623
Interest expense	(200,517)	(86,073)		(286,590)
Note receivable write off	-	(89,731)		(89,731)
Total Other Income (Expense)	(176,932)	(175,766)		(352,698)
LOSS BEFORE PROVISION FOR INCOME TAXES AND DISCONTINUED OPERATIONS	(645,609)	(778,764)		(1,424,373)
Provision for income taxes	-	-		-
LOSS BEFORE DISCONTINUED OPERATIONS	(645,609)	(778,764)		(1,424,373)
Gain (loss) from discontinued operations, net of tax	(299,248)	-		(299,248)
NET LOSS	(944,857)	(778,764)		(1,723,621)
OTHER COMPREHENSIVE INCOME				
Foreign currency translation adjustment	9,057	-		9,057
NET COMPREHENSIVE INCOME (LOSS)	(935,800)	$ (778,764)		$ (1,714,564)

The accompanying notes are an integral part of the financial statements.

Healthbridge, Inc and Subsidiaries
Notes to Pro Forma Consolidated Financial Statements
December 31, 2005

NOTE–1 - Summary of Transaction

On November 18, 2005, the Company signed a letter of intent and publicly announced the acquisition of Providence Exploration LLC. Pursuant to the agreement, Healthbridge will issue 16, 500,000 shares of common stock for all outstanding shares of Providence. The acquisition was valued at $.2075 per share, ($3,423,750). The shares of Healthbridge would be distributed to the shareholders and Note holders of Providence. The remaining debt in Providence would be debt owed to Healthbridge and will be eliminated in consolidation. This transaction made Providence become a wholly owned subsidiary of the Company, and is accounted for on the purchase method of accounting using generally accepted accounting principles. All asset and assumed liabilities of Providence would be recorded and the remaining acquisition value was recorded as undeveloped oil reserves.

NOTE–2 - Management Assumptions

The pro forma consolidated balance sheet and statements of operations assumes that the entities were together as of December 31, 2005.

The pro forma consolidated balance sheet assumes: (a) the issuance of the 16,500,000 shares of stock at $.2075, (b) the recognition of undeveloped reserves, (c) the elimination of the members' capital of Providence, (d) the elimination of the intercompany note receivable and note payable, and (e) the conversion of $625,000 of Notes Payable.

There are no proforma adjustments for the statement of operations.

ARTICLES OF AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF HEALTHBRIDGE, INC.

Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Amended and Restated Articles of Incorporation:

ARTICLE ONE

The name of the corporation is Healthbridge, Inc.

ARTICLE TWO

The following action amendments to the Amended and Restated Articles of Incorporation were approved by a majority of the stockholders of the corporation on September 29, 2006.

The amendments

i.   delete ARTICLE ONE of the Amended and Restated Articles of Incorporation in its entirety and provide for a new ARTICLE ONE as set forth below; and

ii.   delete the first paragraph of ARTICLE FOUR of the Amended and Restated Articles of Incorporation and provide for a new first paragraph of ARTICLE FOUR as set forth below.

This amendment deletes the language of ARTICLE ONE of the Amended and Restated Articles of Incorporation and the full text of ARTICLE ONE shall be as follows:

"ARTICLE ONE

The name of the corporation is PROVIDENCE RESOURCES, INC."

This amendment deletes the language of the first paragraph of ARTICLE FOUR of the Amended and Restated Articles of Incorporation and the full text of the first paragraph of ARTICLE FOUR shall be as follows:

"ARTICLE FOUR

The total number of shares of stock which the corporation has authority to issue is One Hundred and Twenty Five Million (125,000,000) shares, of which One Hundred Million (100,000,000) shares shall be Common Stock, par value $0.0001 per share (the "Common Stock) and Twenty-Five Million (25,000,000) shares shall be Preferred Stock, par value $.0001 per share (the "Preferred Stock"). The corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the corporation shall have notice thereof, except as expressly provided by applicable law. The shares of the Preferred Stock and Common Stock, respectively, shall have the following express terms:".

ARTICLE THREE

The number of shares of the corporation outstanding at the time this action was approved and these actions ratified was 31,366,327 and the number of shares entitled to vote thereon was 31,366,327.

ARTICLE FOUR

The number of shares voted to amend the name of the corporation was 19,594,846 in favor, 200,900 against with 5 abstaining from the vote. The number of shares voted to increase the corporation's authorized common shares was 19,370,271 in favor, 218,570 against with 6,005 abstaining from the vote. The number of votes cast in favor of amending the name of the corporation and increasing the corporation's authorized common shares was sufficient for approval of same.

ARTICLE FIVE

The amendment to the corporation's name and the increase in the corporation's authorized common shares will be effective upon filing with the Texas Secretary of State.

ARTICLE SIX

The amendment to the corporation's name and the increase in the corporation's authorized common shares will have no affect on stated capital.

Dated September 29, 2006

/s/ Nora Coccaro
Nora Coccaro
Chief Executive Officer

JOINT EXPLORATION AGREEMENT

October 1, 2005

This Joint Exploration Agreement (this "Agreement") is entered into as of the 1st day of October, 2005, by and among Harding Company, a Texas corporation ("Harding"), and Providence Resources, LLC, a Texas limited liability company ("Providence"). Harding and Providence are sometimes hereinafter collectively referred to as the "Parties" or in the singular as a "Party". This Agreement sets forth the terms and conditions under which the Parties will jointly acquire, explore, develop, and operate certain oil and gas and related mineral interests and properties from time to time in Comanche and Hamilton Counties, Texas.

In consideration of the mutual covenants herein contained, the Parties hereby agree as follows:

1. PURPOSE AND TERM

1.1   Purpose. The purpose of this Agreement is to set forth the understanding of the Parties and to establish the relationship pursuant to which they will jointly acquire, explore, develop and produce (and/or plug if necessary) certain oil and gas leases, fee interests and other oil and gas and related mineral interests and properties ("Mineral Interests") within the Area of Mutual Interest ("AMI"), further defined in Article 9 below, and depicted on Exhibit "A" attached hereto and made a part hereof for all purposes. Any Mineral Interest acquired, explored, developed and produced (or plugged if necessary) by any Party to this Agreement in the AMI during the term of this Agreement shall be governed by the provisions of this Agreement.

1.2   Term. The term of this Agreement shall be divided into two (2) phases:

(a)   The first phase ("Phase I") shall commence on the date hereof and terminate on August 1, 2006, unless extended in accordance with the terms hereof. The transactions, obligations and commitments of the Parties discussed in Articles 2 and 3 below constitute all the transactions, obligations and commitments to be undertaken during Phase I.

(b)   The second phase ("Phase II"), if initiated by the Parties in the manner discussed in Section 5.1 below, shall commence on the termination date of Phase I and shall continue until the last day of the twelfth month thereafter.

1.3   Phase I and/or Phase II may be extended for six-month periods thereafter or as otherwise mutually agreed to by the Parties hereto.

1.4   Notwithstanding the foregoing, if Providence should fail to meet its funding obligation in Section 3.1(b) of this Agreement by the date specified in said Section 3.1(b) (or such other date as the Parties shall mutually agree), this Agreement shall be immediately terminated. In that event, any payments made by Providence to Harding pursuant to Section 3.1(a) below shall be retained by Harding and be applied to the purchase of 500 acres of Mineral Interests within the AMI, with the specific acreage to be as mutually agreed by the Parties or, if the Parties cannot so agree, by a neutral third party mutually selected by Harding and acceptable to Providence. It is agreed, however, that notwithstanding a termination under this Section 1.2, the provisions of this Agreement shall continue in full force as to any Drilling Unit (as hereinafter defined) created pursuant to Section 5.3 hereof, and as to the terms of the AMI in Article 9 hereof.

2. PHASE I: PURCHASE AND SALE

2.1   Purchase and Sale.   Harding agrees to sell and assign the "Acquired Interests" to Providence and Providence agrees to purchase and pay Harding for the Acquired Interests in the manner described in Article 3 below. As used in this Agreement, the term "Acquired Interests" means:

(a)   The leasehold estates or working interests created by the oil and gas leases described in Exhibit "B" attached hereto (the "Leases"), and the lands covered by the Leases (the "Lands"), and

(b)   Any Mineral Interests within the AMI that are acquired by Harding on or before November 29, 2005,

up to an aggregate of 5,000 net mineral acres; provided, however, that as soon as is reasonably practicable after execution of this Agreement (in the case of Mineral Interests described in Clause (a) above) or after acquisition of Mineral Interests of the type described in Clause (b) above, Harding shall provide or make available to Providence, for each parcel proposed to be included in the Acquired Interests, all title opinions and other title-related materials and information, all surveys, plat maps, geophysical or geological data, and all other data or information in Harding's possession relating to such parcel (collectively, "Parcel information"), and Providence shall be afforded a reasonable opportunity after review of such Parcel Information to accept or reject each such parcel; provided further that if Providence consummates the purchase of the Acquired Interests without objecting to the inclusion of a given parcel as to which it was provided all Parcel information at least 30 days prior to such consummation, it shall be deemed to have accepted that parcel.

Any sale of Mineral Interests pursuant to this Section 2.1 shall be subject to the royalties and overriding royalties affecting such Mineral Interests as of the date of execution of this Agreement (in the case of Mineral Interests discussed under Clause (a) above) or as of the date of execution of the underlying lease or other conveyance document pursuant to which the Mineral Interest is acquired (in the case of Mineral Interests discussed under Clause (b) above), in each such case aggregating not more than 24% of 8/8ths, and further subject to the terms and conditions set forth in this Agreement.

2.2   Interests Reserved.

(a) Overriding Royalty Interest. In any assignment of Acquired Interests or of any other Mineral Interests conveyed by Harding to Providence pursuant to this Agreement, Harding shall reserve an overriding royalty interest equal to the positive arithmetical difference, if any, between 24% of 8/8ths and all royalties, overriding royalties and other lease burdens affecting said Leases as of the date of execution of this Agreement (in the case of Mineral Interests discussed under Clause 2.1(a) above) or as of the date of execution of the underlying lease or other conveyance document pursuant to which the Mineral Interest is acquired (in the case of any other Mineral Interests), as to all oil, gas, casinghead gas and other liquid and gaseous hydrocarbons produced and saved from or attributable to the Leases, proportionately reduced to the leasehold interest on such Lease assigned to Providence hereunder.

(b)   Carried Working Interest. In addition to the overriding royalty interest, Harding reserves unto itself, its successors and assigns, a carried working interest equal to ten percent (10%) with respect to all wells drilled and completed in the AMI. The carried working interest reserved by Harding will be carried free and clear of all drilling and completion costs and free and clear of expenses into the tanks, pipeline or marketing point to which the well or wells may be connected. Such interest shall pay its proportionate share of gross production taxes and all other taxes assessed against said interest; and shall be subject to the Operating Agreement in the form attached hereto as Exhibit "C" (the "Operating Agreement").

2.3   Purchase Price. The purchase price for Harding's Interest in the Acquired Interests (the "Purchase Price") shall be calculated by multiplying $500 times the total net mineral acres contained in the Acquired Interests as of November 29, 2005, which shall be paid by Providence to Harding as follows:

> (a)   On the date of execution of this Agreement (the "Closing Date"): $250,000; and

> (b)   On or before November 29, 2005: The balance of the Purchase Price.

2.4   Assignment of Acquired Interests. Simultaneously with the payment specified in Section 2.3(b), Harding shall execute and deliver to Providence a recordable assignment document in form and substance reasonably acceptable to Providence, covering Providence's ownership interest in the Acquired Interests, subject to any required consent to such assignment that may be contained in the applicable leases. Such assignment shall be made without warranty of title, except as to those claiming by, through, or under Harding, but not otherwise, and shall be free and clear of all liens, claims or encumbrances except for (i) Providence's proportionate part of valid and existing royalties and the overriding royalty interests and carried working interest described in Section 2.2 of this Agreement and (ii) any required consents of lessors, which consents Providence shall work diligently to obtain as promptly as possible after the Closing Date. If Harding is unable to obtain any such consent to the assignment to Providence by the 30th day following the Closing Date, Providence shall have the right, but not the obligation, to assign the applicable Mineral Interest back to Harding, in which event Harding shall promptly refund to Providence the portion of the Purchase Price attributable to the re-conveyed Mineral Interest.

3. OTHER PHASE I OBLIGATIONS

3.1   Acreage Acquisition Program. During Phase I (but after November 29, 2005), Harding shall work to acquire additional Mineral Interests within the AMI. Providence shall have the right and option to purchase any such additional Mineral Interests for a purchase price equal to 100% of the lease acquisition and bonus costs plus an additional $150 per net mineral acre. Harding shall notify Providence of the acquisition of any parcel of Mineral Interests within the AMI promptly following such acquisition, including with such notice all Parcel Information.

Providence shall have a period of 30 days after receipt of such notice and Parcel Information to furnish Harding written notice of its election whether or not to acquire the parcel; provided, however, if a well in search of oil or gas is being drilled within one mile of such parcel at the time the notice is given, Providence shall have a period of 48 hours after receipt of the notice (exclusive of Saturdays, Sundays and legal holidays) within which to elect to acquire the parcel, provided further, however, that the 48-hour election period shall not apply unless Harding shall (i) give the notice to Providence within two days after the date on which Harding acquired the parcel, exclusive of Saturdays, Sundays or legal holidays, (ii) furnish Providence with the approximate location of the well then being drilled and the name of the operator or drilling contractor drilling the well, and (iii) specifically advise Providence that it shall have a period of 48 hours (exclusive of Saturdays, Sundays and legal holidays) within which to elect to acquire the parcel.

Closing of the purchase and sale of any parcel accepted by Providence pursuant to this Section 3.1 shall occur at the offices of Harding within ten days of the date Providence notifies Harding it accepts the parcel, or at such other place or time as the parties shall agree. At the closing Providence shall pay for the parcel in cash or other immediately available funds and Harding shall transfer the parcel to Providence using a recordable assignment document consistent with that contemplated in Section 2.4 above.

Any parcel purchased by Providence pursuant to this Section 3.1 shall be conveyed subject to the same overriding royalty interest and carried working interest applicable to Acquired Interests, as discussed in Section 2.2 above. It is the objective of the Parties to add 10,000 net mineral acres pursuant to this Section 3.1.

3.2   Seismic Obligation. Harding shall engage a mutually acceptable seismic data contractor, to acquire, process and interpret approximately 8 square miles of 3-D seismic over and across the Acquired Interests. Providence shall fund 100% of Harding's cost of acquiring, processing and interpreting such seismic data, up to $350,000 (or such greater amount as Providence shall approve in writing in advance). Payment shall be made to Harding within 15 days of receipt of Harding's Authority for Expenditure ("AFE") for the seismic program, provided such AFE is submitted to Providence no more than 30 days prior to scheduled commencement of work and is accompanied by a schedule of work provided or approved by the seismic contractor.

3.3   Drilling Obligation. Providence shall fund 100% of the costs of drilling four wells ("Obligatory Wells") in the AMI in accordance with the provisions of Article 4 below. Three of the Obligatory Wells shall be vertical wells drilled to test the Marble Falls Formation and the fourth Obligatory Well shall be a horizontal well to test the Barnett Shale Formation. The first Obligatory Well shall be commenced on or before January 31, 2006 and drilled in accordance with Section 7.1. The Obligatory Wells shall be drilled "back-to-back" by Harding with locations, depths, and other parameters agreed to by the Parties at the first Technical Meeting contemplated in Article 6 below. Notwithstanding the obligatory nature of the Obligatory Wells, Providence shall not be obligated to fund the cost of any Obligatory Well unless and until it has been presented with and has approved a reasonably detailed budget for the well.

4. CONTRIBUTIONS AND COST SHARING

4.1   Administrative Costs/Professional Fees. Except as specified in Section 4.2 below, during the term of this Agreement Providence shall be responsible for and shall pay all administrative costs and professional fees associated with activities conducted pursuant to the terms of this Agreement by Harding's office staff and professional consultants. Harding shall provide Providence a detailed accounting of all such costs, with appropriate back-up documentation as reasonably requested by Providence, prior to any request for payment or reimbursement pursuant to this Section 4.1.

4.2   Costs and Expenses. Except for those costs Harding shall be entitled to as operator fees pursuant to the terms of the Operating Agreement for all wells drilled pursuant to the terms of this Agreement, all well-related costs, expenses and income shall be borne, paid and received in the following proportions on a well-by-well basis until each well is completed through the pipeline connection as below provided:

	Before Pipeline Connection		After Pipeline Connection	
	Cost/Expense	Income	Cost/Expense	Income
Harding	0%	0%	10%	10%
Providence	100%	0%	90%	90%

Such costs shall include, but shall not be limited to, the acquisition of 3-D seismic and/or other geophysical and/or geological surveys (beyond that contemplated in Section 3.3 above), brokerage fees and costs, title opinion and other legal costs, and all drilling, testing, completing, transportation, marketing and operating costs that are not otherwise covered by the Operating Agreement.

       4.3   <u>Payment of Costs</u>. All costs and expenses shall be charged and paid on an "actual invoice of costs incurred" basis, without mark-up, and shall be paid by Providence within 30 days of receipt of Harding's invoice with all back-up documentation.

       4.4   <u>Ownership of Mineral Interests</u>. Providence shall hold title to all Mineral Interests on which operations are conducted pursuant to this Agreement, except for (a) Mineral Interests acquired by Harding and offered to Providence pursuant to Section 3.1 above, and ultimately declined by Providence, and (b) Mineral Interests of third parties, *e.g*., pooled interests.

5. PHASE II

       5.1   <u>Option to Enter Phase II</u>. Upon completion of Phase I, Providence shall advise Harding in writing whether it elects to enter Phase II of this Agreement. If Providence elects not to enter Phase II, this Agreement shall terminate; provided, however, the provisions of this Agreement shall continue in full force as to any Drilling Unit created pursuant to Section 6.3 hereof, and as to the terms of the AMI in Article 9 hereof.

       5.2   <u>Phase II Expectations</u>. If Providence elects to enter into Phase II, its rights and responsibilities shall be as agreed between the Parties. It is expected that Phase II shall include:

       (a)   Construction of an 8-inch gas pipeline to transport gas produced by Harding wells within the AMI to market through a third party contractor. If a third party cannot be identified, then the Parties will mutually agree to build said pipeline.

       (b)   Drilling and completing six wells to test the Marble Falls Formation and 10 wells to test the Barnett Shale Formation. The wells shall be drilled in accordance with Article 7, below.

6. EXPLORATION PROCEDURE

       6.1   <u>Technical Meetings</u>. As soon as practical after the execution of this Agreement, the Parties shall meet at Harding's offices to discuss exploration plans and budgets for the remainder of Phase I. Thereafter, at periodic intervals, as required, but no less frequently than every 30 days, Harding shall schedule and hold periodic technical meetings (the "<u>Periodic Meetings</u>") at which meetings Harding shall inform Providence of the exploration activities it proposes to conduct as Operator under the provisions of this Agreement during Phase I. At such Periodic Meetings, there shall be a presentation of geological, geophysical, engineering, budget, accounting and land data in sufficient detail to apprise Providence of the opportunities and costs it can expect to incur under this Agreement. At subsequent Periodic Meetings, Harding will provide an update of the information presented at previous Periodic Meetings and will provide new information developed and acquired since the prior meeting.

       6.2   <u>Budgets for Future Years</u>. To the extent possible, Periodic Meetings will be used by the Parties to discuss geological and geophysical leads, define Drilling Units, and outline buying areas. Harding shall estimate the maximum bonus, delay rental, and minimum primary term pursuant to which leasehold and other Mineral Interests can be acquired and shall present a budget at each Periodic Meeting specifying, to the extent possible, the projected costs for the acquisition of seismic, geological and land data, and information. The Parties shall, to the extent possible, reach an agreement as to the acquisition, exploration, development and operation of Mineral Interests for Phase I.

6.3   Designation of Drilling Units. The Parties shall, at the Periodic Meetings or at such other times as are appropriate and practicable, designate "drilling units". Subject to any provisions in the particular Leases to be included in a drilling unit, a "Drilling Unit" shall mean an area not to exceed the maximum size of a proration unit prescribed by the Railroad Commission of Texas to permit a full production allowable for the field in which the well is located. The Parties shall mutually agree upon and designate on a map, based upon geophysics, geology and other relevant facts and information, the area deemed to comprise each said Drilling Unit with sufficient leeway in such designation to allow for the accuracy of the geophysical, gravity and geological data upon which the designation is predicated.

6.4   Drilling Unit Cost Estimates. Upon the designation of a Drilling Unit, Harding shall prepare and deliver to the Parties a written estimate of the cost of acquiring such additional gravity, geophysical and geological data and information (collectively, the "Data") as Harding reasonably deems to be necessary, and an estimate of the cost of acquiring Mineral Interests in the Drilling Unit. The Parties shall mutually agree on the acquisition of the Mineral Interests comprising said Drilling Unit and the Data further delineating said Drilling Unit.

6.5   Operating Agreement. Concurrent with the execution of this Agreement the Parties shall enter into an Operating Agreement, which in addition to its other provisions shall designate Harding as operator. In the event of any conflict, the provisions of this Agreement shall prevail over any contrary provision in the Operating Agreement.

6.6   Assignments. When a Drilling Unit has been designated and a lease acquisition program agreed upon by the Parties, Harding, acting as Providence's agent, shall acquire any additional Mineral Interests necessary to complete the Drilling Unit. Providence shall promptly reimburse Harding for its costs associated with such lease acquisition program or, upon request by Harding, shall advance all reasonably anticipated acquisition costs associated with a lease up to five days prior to the date Harding believes in good faith it will consummate acquisition of such lease. Harding shall cause the actual leases to be issued in the name of Providence. Such leases shall be free and clear of all encumbrances except for customary lessor royalties and the overriding royalty interests and carried working interest described in Section 2.2 of this Agreement.

7. DRILLING OF WELLS

7.1   Test Wells. The first Obligatory Well drilled on a Drilling Unit shall be drilled at a mutually agreeable location and to a depth ("Contract Depth") mutually agreed to by the Parties in a bona fide attempt to establish production of oil or gas in paying quantities or if said Obligatory Well is a dry hole, to plug and abandon it in accordance with applicable governmental rules and regulations and restore the surface location. If Harding is required to determine whether or not the Contract Depth has been sufficiently tested, Harding shall consider all comments and information timely provided by Providence and any decision shall be made jointly by Harding and Providence based on industry practices as utilized by a reasonably prudent operator and the applicable provisions in the Operating Agreement.

7.2   Subsequent Well(s) and Operations on a Drilling Unit. Any operation conducted or any proposal to drill a well on the Mineral Interests within a Drilling Unit or on lands pooled therewith, other than one of the Obligatory Wells described above, shall be conducted in accordance with this Agreement and the Operating Agreement, such that all costs and expenses shall be borne by the Parties and owned according to its (Before Pipeline Connection) Ownership Interest. Each Party's interest shall be subject to any applicable non-consent provisions and default provisions of the Operating Agreement and the other provisions of this Agreement.

8. TRANSFER OF INTERESTS AND RELATIONSHIP OF THE PARTIES

8.1   Assignability. Neither Party may assign all or a portion of its interest hereunder to a third party without the written consent of the other Party, which consent shall not be unreasonably withheld. All duties, rights, responsibilities and obligations of an assignor shall be binding upon the assignee who shall take such assignment subject to the provisions of this Agreement; provided however, that the assignor shall remain liable for the performance of all such duties, responsibilities and obligations notwithstanding any such assignment.

8.2   Relationship. It is understood that as soon as Mineral Interests are acquired, the relationship of the Parties shall be that of contracting parties and that nothing herein shall be construed as creating a partnership, joint venture or any other relationship by which either Party hereto is liable for the obligations or acts, either of omission or commission, of the other Party hereto.

9. AREA OF MUTUAL INTEREST

9.1   The Parties hereby create an Area of Mutual Interest ("AMI") covering the lands within the outline as shown on the plat attached hereto as Exhibit "A". If a 3-D seismic program is conducted and/or additional Mineral Interests are acquired by the Parties pursuant to the terms of Article 3 of this Agreement, then, if necessary, the AMI shall be expanded by the Parties to include the entire area encompassed by the 3-D shoot and/or such additional Mineral Interests.

9.2   Harding shall manage and acquire (in the name of Providence when required pursuant to this Agreement) all "Oil and Gas Properties", as defined below, in the AMI. Neither Party shall actively compete with the other in the AMI, but instead, Providence shall refer all potential acquisitions it may discover in the AMI to Harding for acquisition. As used herein the term "Oil and Gas Property" means any right, title and interest, in and to or any option to acquire any (i) oil or gas lease, and/or top lease (ii) royalty, overriding royalty, production payment, net profits interest or other cost free, non-working interest in oil or gas production, (iii) farmin agreements and all other contractual rights, options, permits, licenses or concessions relating to the acquisition, development, exploration or production of oil or gas.

9.3   If Harding acquires an Oil and Gas Property within the AMI (a "Phase II Acquired Interest") during Phase II, it shall promptly give Providence written notice of such acquisition. The notice shall include a copy of all instruments of acquisition including, without limitation, copies of the leases, assignments, subleases, farmins or other contracts evidencing and/or affecting the Phase II Acquired Interest. Harding shall also enclose an itemized statement of the actual costs and expenses incurred by Harding in acquiring the Phase II Acquired Interest. In the case of a farmin, the itemized statement shall describe, in addition to other information required herein, (i) the location of the proposed earning well, (ii) the projected depth and the hydrocarbon bearing formation anticipated to be tested by such well, and (iii) the estimated costs of the well.

9.4   Providence shall have a period of thirty (30) days after receipt of such notice to furnish Harding written notice of its election whether or not to participate for its proportionate Interest, as set out below, in the Phase II Acquired Interest; provided, however, if a well in search of oil or gas is being drilled within one (1) mile of such Phase II Acquired Interest at the time the notice is given, Providence shall have a period of forty-eight (48) hours after receipt of the notice (exclusive of Saturdays, Sundays and legal holidays) within which to elect to acquire its proportionate interest in the Phase II Acquired Interest, provided further, however, that the forty-eight (48) hour election period shall not apply unless Harding shall (i) give the notice to Providence within two (2) days after the date on which Harding acquired the Phase II Acquired Interest, exclusive of Saturdays, Sundays or legal holidays, (ii) furnish Providence with the approximate location of the well then being drilled and the name of the operator or drilling contractor drilling the well, and (iii) specifically advise Providence that it shall have a period of forty-eight (48) hours (exclusive of Saturdays, Sundays and legal holidays) within which to elect to acquire their proportionate interest in the Phase II Acquired Interest. Providence shall be entitled to participate in the Phase II Acquired Interest, and all costs and expenses incurred in connection therewith shall be borne and paid by Providence as follows:

> (a)   If the Phase II Acquired Interest is an oil and gas lease or top lease, Providence shall pay Harding the actual bonus and acquisition costs for such lease plus a lease acquisition fee of $150 per net mineral acre.

> (b)   If the Phase II Acquired Interest is an interest other than an oil and gas lease or top lease, Providence shall pay Harding the actual acquisition costs for such Phase II Acquired Interest.

If Harding has not received actual written notice of the election by Providence to acquire its proportionate interest within the thirty (30) day or forty-eight (48) hour period, as the case may be, it shall be conclusively deemed that Providence has elected not to acquire its proportionate interest in the Phase II Acquired Interest

9.5   If Providence elects to acquire its proportionate interest in the Phase II Acquired Interest, Providence shall submit payment in full for the Phase II Acquired Interest to Harding with its written election to participate. Simultaneously with such payment, Harding shall execute and deliver an appropriate assignment to Providence. Any assignment made by Harding to Providence shall be made in accordance with the provisions of Section 2.4 of this Agreement. The assignment shall be made and accepted subject to, and Providence shall expressly assume its portion of all of the obligations of Harding with respect to the Phase II Acquired Interest. If two or more Phase II Acquired Interests are included in the same notice, Providence shall have the separate right of election as to each Phase II Acquired Interest; provided, however, that Phase II Acquired Interests acquired by Harding as part of a single transaction shall be considered a single Phase II Acquired Interest. Any Phase II Acquired Interest shall be considered for all purposes as part of this Agreement and the Operating Agreement by amending the Operating Agreement to include the Phase II Acquired Interest.

9.6   If any Phase II Acquired Interest or other Oil and Gas Property acquired by Harding is included within the AMI, but includes contiguous lands situated outside the AMI, then all such contiguous lands included in the Phase II Acquired Interest acquired shall be deemed to be included as being subject to the AMI provisions contained herein.

9.7   On all leases or other Mineral Interests acquired by Harding within the AMI, whether by purchase, option, farm-in, pooling, renewal, extension or otherwise, Harding and its successors and assigns shall be entitled to an overriding royalty equal to the positive difference, if any, between all burdens and twenty-four percent (24%) of 8/8ths, and shall be entitled to a ten percent (10%) carried working interest through the pipeline connection, all as contemplated under Section 2.2 above.

9.8   The AMI provisions contained in this Article shall remain in effect for a term of five (5) years from the date of this Agreement (whether or not this Agreement is terminated or otherwise ceases to be in force prior to that time), at which time the AMI shall reduce to cover and be applicable to only the lands covered by the jointly owned Mineral Interests and the jointly owned newly acquired leases still in effect as of such date. The AMI shall then terminate as to the lands covered by each such Lease or lease that may terminate or be released by the Parties, from time to time.

10. REPRESENTATIONS

10.1   Corporate Existence. Each Party represents that if it is a corporation, partnership, limited liability corporation, limited liability partnership, or other entity, it is duly organized and in good standing under the laws of the state in which it was formed, and is duly qualified to do business in each jurisdiction in which the character and location of the properties owned by it or the nature of the business transacted by it makes such qualification necessary.

10.2   Corporate Power. Each Party represents that it has full power, in accordance with its Certificate of Incorporation and Bylaws or such other legally required documentation for its formation and governing documents to entitle it to carry on its business in the manner it is presently being conducted, to enter into and perform its obligations under the terms of this Agreement and to carryout the transactions contemplated thereby.

10.3   Execution.   The execution, delivery and performance of this Agreement and the transactions contemplated hereby have been duly and validly authorized by all requisite corporate, and in the case of other forms of entities, the legally appropriate entity action necessary to have the party executing this Agreement on behalf of the entity to bind the entity to entering into this Agreement and the performance of the obligations set forth herein.

10.4   Consents and Approvals. Each Party represents that as to it, no consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required by that Party or any affiliate thereof in connection with the execution, delivery and performance pursuant to the terms of this Agreement or the activities contemplated hereby.

11. MISCELLANEOUS

11.1   Data and Information. All data and information acquired and/or developed pursuant to the terms of this Agreement at the expense of Providence shall be the property of Providence. Harding shall maintain the originals of all such data and information as agent for Providence, shall, at all reasonable times, make such data and information available to Providence, and shall provide copies of all such data and information to Providence upon reasonable request; provided, however, that all such data and information, including, without limitation, the possession and use thereof, shall be governed by the terms of this Agreement.

The Parties each specifically agree that they shall not, at any time, in any fashion, form, or manner, either directly or indirectly, divulge, disclose, or communicate to any person, firm, partnership, association, corporation, or any other business entity, in any manner whatsoever any information of any kind, nature, or description concerning any matters affecting or relating to the AMI acquired pursuant to the terms of this Agreement. All such data of any kind, nature, or description without regard to whether any or all of the foregoing matters is deemed confidential, material, or important, said parties hereto stipulating that as between the Parties, the same are important, material, and confidential, and gravely affect the effective and successful conduct of the business of Parties, and that any breach of the terms of this paragraph is a material breach hereof. Each Party further agrees that any violation or threatened violation of the terms and conditions contained in this paragraph will constitute irreparable damage to the other Party and that the other Party shall have the right, together with any other rights it my have in law or in equity, to enjoin any such violation or threatened violation of the term and conditions contained in this paragraph. The terms of this paragraph shall survive the termination of this Agreement and shall expire as to the Parties with respect to each Drilling Unit only upon the termination of the mutual rights and obligations of the Parties herein as to that specific Drilling Unit as herein provided

11.2   Governing Law. This Agreement and all rights and liabilities of the Parties hereto shall be subject to and governed by the laws of the State of Texas with venue for all maters of law including, without limitation, and interpretation of this Agreement to be in Dallas County, Texas.

11.3   Non-Waiver of Rights Failure of a Party to insist upon strict performance of any of the provisions hereof, or failure or delay in exercising any rights or remedies provided herein or by law, or any purported oral modification or rescission of this Agreement, or any part hereof, by any employee or other authorized representative of said Party shall not release the other Party(ies) from any of its (their) obligations under this Agreement and shall not be deemed as a waiver of any of its rights to insist upon strict performance hereof or of any of such Party(ies) rights or remedies under this Agreement or by law, and shall not operate as a waiver of any of the provisions hereof.

11.4   Proprietary Information Harding has a proprietary interest in this Agreement and the services to be performed pursuant to its terms. Accordingly, this Agreement, the work product(s) hereof, or any information obtained in connection with the performance of this Agreement, shall not be disclosed by Providence in whole or in part to third parties without the prior written consent of Harding. Providence shall require all third parties reviewing this Agreement and any of Harding's proprietary information (other than investors and other than professional advisors to Providence who are already subject to obligations of confidentiality as a part of their professional obligations to Providence) to execute a Harding-approved non-compete agreement prior to disclosing any such information.

11.5   Responsibility Each Party shall be fully responsible for all acts and omissions of its personnel and its subcontractors ("Subcontractors"), if any, and Subcontractor's suppliers, if any, and their employees and shall be specifically responsible for sufficient and competent supervision and inspection to assure compliance in every respect with the provisions of this Agreement, including, without limitation, those pertaining to confidentiality.

11.6   Harding Data All data owned by Harding, whether written, printed or otherwise recorded, shall be used by Providence only in the performance of its obligations pursuant to the terms of this Agreement and Providence shall not photograph, record, reference, reproduce or use such materials for any other purpose without the express prior written consent of Harding. All rights, title to and interest in such Harding Data shall remain the exclusive property of Harding and all such material as well as the data and information produced by the Parties during the term of this Agreement shall be surrendered to Harding immediately upon termination of this Agreement or at any time prior thereto upon the request of Harding along with all copies, records and work product derived therefrom.

11.7   Notice. Any notice which may be given by any Party hereof, unless otherwise expressly provided herein, shall be deemed to have been properly given if sent in writing by U.S. certified mail, or the equivalent, return receipt requested, postage prepaid three (3) business days after it is deposited in the U.S. mail, by email, by facsimile or by personal delivery, addressed as follows:

If to Harding: Preston Center, Suite C-252
                        6211 W. Northwest Highway
                        Dallas, Texas 75265
                        Attn: R. W. (Rick) Harding

                        Telephone: 214-361-4292
                        Fax: 214-750-7351
                        Email: rharding@hardingcompany.com

If to Providence: 100 Crescent Court, 7th Floor
                                Dallas, Texas 75201
                                Attn: Abram Janz

                                Telephone: 214-695-5848
                                Fax:
                                Email: abrahamjanz@aol.com

        11.8   Saving. Should any provision of this Agreement be held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, the legality validity, and enforceability of the remaining provisions of this Agreement shall not be affected thereby, and in lieu of each such illegal, invalid, or unenforceable provision, there shall be added automatically as a part of this Agreement, a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

        11.9   Headings. The headings used in this Agreement are used for administrative purposes only and do not constitute substantive matters to be considered in construing the terms of this Agreement.

        11.10 Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, executors, administrators, legal representatives, successors and assigns.

        IN WITNESS WHEREOF, this Agreement is executed by the Parties hereto as of the day and year first above written.

Providence Resources, LLC

/s/ Abraham Janz
Abraham Janz
President

Harding Company

/s/ R. W. Harding
R. W. Harding
President

AGREEMENT FOR PURCHASE AND SALE

Dated as of February 22, 2006

By and between

GLOBAL MINERAL SOLUTIONS, L.P.

As Seller

and

PROVIDENCE EXPLORATION, LLC

As Buyer

AGREEMENT FOR PURCHASE AND SALE

THIS AGREEMENT dated as of February 22, 2006 (the "Effective Date") between GLOBAL MINERAL SOLUTIONS, L.P., a Texas limited partnership (hereinafter referred to as "Seller"), and PROVIDENCE EXPLORATION, LLC, a Texas limited liability company (herein referred to as "Buyer"). Seller and Buyer are individually referred to herein as a "Party" and collectively as the "Parties".

WITNESSETH:

WHEREAS, Seller owns certain oil and gas leasehold interests situated in Val Verde County, Texas; and

WHEREAS, Seller desires to sell and Buyer desires to acquire these interests on the terms and conditions hereinafter provided;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Parties agree as follows:

ARTICLE I.

DEFINITIONS

The following terms, as used herein, shall have the following meanings:

1.1   "Agreement" shall mean this Agreement for Purchase and Sale between Seller and Buyer.

1.2   "Assets" shall mean (except to the extent constituting Excluded Assets), Seller's interest in the following:

a. the Leases;

b. the Lands; and

c. the Incidental Rights.

1.3 "Basic Documents" shall mean all contracts, agreements, and other legally binding rights and obligations to which the Assets may be subject, or that may relate to the Assets.

1.4 "Closing" shall be defined in Section 11.1.

1.5 "Closing Date" shall be defined in Section 11.1.

1.6 "Deposit" shall be defined in Section 3.1.

1.7 "Excluded Assets" shall mean the overriding royalty interests described in Exhibit "A-1" attached hereto and the seismic studies in Seller's possession relating to the Lands which Seller cannot transfer to Buyer due to contractual limitations described and listed in the attached Exhibit "A-4".

1.8 "GAAP" shall mean generally accepted accounting principles, consistently applied.

1.9 "Hydrocarbons" shall mean crude oil, natural gas, casinghead gas, condensate, sulphur, natural gas liquids and other liquid or gaseous hydrocarbons (including CO_2), and shall also refer to all other minerals of every kind and character which may be covered by or included in the Assets.

1.10 "Incidental Rights" shall mean all right, title and interest of Seller in and to or derived from the following insofar as the same are directly related to the Assets: (i) all unitization, communitization and pooling designations, declarations, agreements and orders covering Hydrocarbons in or under the Lands or any portion thereof and the units and pooled or communitized areas created thereby; (ii) all easements, rights-of-way, surface leases, permits, licenses, servitudes or other rights or interests used in connection with the exploration, development or operation of the Assets, including, but not limited to, the production, processing, treating, storing, marketing, or transportation of oil, gas, casinghead gas, condensate, distillate, or other liquid or vaporous Hydrocarbons; (iii) all Hydrocarbon sales, purchase, exchange, transportation and processing contracts and agreements, farmount or farmin agreements, unit agreements, participation agreements, seismic exploration agreements not listed and described on Exhibit "A-4", surface leases, water disposal agreements, area of mutual interest agreements, division and transfer orders, joint operating agreements and all other contracts and agreements insofar as the same affect or relate to the Assets or Lands or any part thereof; and (iv) all lease files, land files, well files, gas and oil sales contract files, gas processing files, division order files, abstracts, title opinions, and all other books, files and records, information and data (including copies of engineering, geological and geophysical data to the extent same may be transferred, but subject in all events to any and all consents concerning ownership and transfer listed and described in detail in Exhibit "C" hereof), that relate to the Lands.

1.11 "Lands" shall mean, except to the extent constituting Excluded Assets, each and every kind and character of right, title, claim or interest which Seller has in and to the lands covered by the Leases.

1.12 "Leases" shall mean the oil and gas seismic and lease agreements described on Exhibit "A-2" attached hereto and all subleases or other interests associated therewith.

1.13 "Permitted Encumbrances" shall mean any of the following matters:

   a.   the terms, conditions, restrictions, exceptions, reservations, limitations and other matters contained in the agreements, instruments and documents which create or reserve to Seller any interests in any of the Assets;

   b.   any liens for taxes, tax assessments not yet delinquent, or tax assessments that are being contested in good faith, and other assessments not yet delinquent, or if delinquent, that are being contested in good faith;

   c.   any liens or security interest created by law or reserved in the Leases for royalty, bonus or rental or for compliance with the terms of the Leases;

   d.   any obligations or duties affecting the Assets to any municipality or public authority with respect to any franchise, grant, license or permit, and all applicable laws, rules and orders of governmental authority, provided that same do not have a material adverse impact on any Asset;

e. any (i) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations, pipelines, grazing, hunting, fishing, logging, canals, ditches, reservoirs, or the like, or (ii) easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other similar rights-of-way, on, over, or in respect of the Lands to the extent such matters, individually or in the aggregate, do not interfere materially with oil and gas operations;

f. all royalties, overriding royalties, net profits interests, carried interests, reversionary interests and other burdens to the extent that the net cumulative effect of such burdens does not operate to reduce the net revenue interest of Seller in any of the Assets to below the applicable net revenue interest set forth in Exhibit "A-1" hereto;

g. all defects and irregularities affecting title to the Assets which individually or in the aggregate do not operate to reduce the net revenue interest, nor increase the working interest of Seller in the Assets as reflected in Exhibit "A-1" hereto or otherwise interfere materially with the operation, value or use of the Assets;

h. all rights to consent by, required notices to, filings with or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if the same are customarily obtained contemporaneously with or subsequent to such sale or conveyance; and

    i.   any encumbrance, title defect or matter (whether or not constituting a Title Defect) waived or deemed waived by Buyer pursuant to Article VII hereto.

1.14   "Purchase Price" shall be as defined in Section 3.1.

1.15   "Title Defect" shall be as defined in Section 7.3.

1.16   "Transfer Taxes" shall be as defined in Section 12.1.

ARTICLE II.

SALE AND PURCHASE

Subject to the terms and conditions of this Agreement and the Permitted Encumbrances, Seller agrees to sell and convey to Buyer and Buyer agrees to purchase and pay for the Assets.

ARTICLE III.

PURCHASE PRICE AND PAYMENT

3.1   Purchase Price. The total consideration for the sale and conveyance of the Assets shall consist of the following:

    a.   A cash payment by Buyer to Seller at Closing in the amount of $1,924,800.00 by means of a completed Federal Funds transfer to Seller's account at United Community Bank, Coppell, Texas, ABA

No. 111 924 127, Global Mineral Solutions, L.P., Account Number 038001401. Contemporaneously with the execution hereof, Buyer has paid to or on behalf of Seller the sum of $500,000.00 (the "Deposit"), as follows: (1) $371,372.00 has been paid in cash to Seller via wire transfer to the account specified above or via cashier's check, and (2) $128,628.00 has been paid via cashier's check made payable to Bill Cole Ranches, Ltd, et al. (but delivered to Seller for transmittal to the lessor) as payment of the lease bonus due under the Cole Lease (as defined in Exhibit "A-2"). Such sum, without interest, shall be credited toward the Purchase Price at Closing;

b.   At Buyer's discretion, either (1) the transfer at Closing to Seller, or its designee(s), of 3,500,000 authorized, outstanding and restricted shares of the common stock (the "Stock") of Healthbridge, Inc., a Texas corporation (the "Healthbridge"), whose shares are listed on the OTC.BB under the symbol "HHBR", free and clear of all liens, security interests and other encumbrances; provided, however, Buyer may elect to deliver the Stock under this Section 3.1(b)(1) only in the event that Healthbridge has acquired all of the membership interests or assets of Buyer (such transaction being referred to herein as the "Healthbridge Transaction"); or (2) a cash payment by Buyer to Seller at Closing (in addition to the cash payment described in Subsection (a) above) in the amount of

$1,924,800.00 to the account specified in the first sentence of Section 3.1(a); or (3) the delivery of a promissory note in the form attached hereto as Exhibit "D" (the "Promissory Note") at Closing in the principal amount of $1,924,800.00 which note shall provide (A) for the principal to bear interest at an annual rate of five percent (5%); (B) the principal and accrued interest shall be due and payable on August 1, 2006 (the "Maturity Date"); and (C) for the conversion of the principal and accrued interest into the Stock within 30 days of the consummation of the Healthbridge Transaction if the Healthbridge Transaction is consummated prior to the Maturity Date;

c. The assumption by Buyer of all obligations under the Leases accruing on or after the Closing Date; and

d. The commitment of Buyer to perform the Required Post-Closing Obligations as defined in Article XIII.

ARTICLE IV.

SELLER'S REPRESENTATIONS

4.1 Seller's Representations. Seller represents to Buyer as of the date hereof that:

a. Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Texas;

b.   Seller has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and the other documents and agreements contemplated hereby, and to perform its obligations under this Agreement and the other documents and agreements contemplated hereby. The consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, any provision of Seller's partnership agreement or any material agreement or instrument to which it is a Party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to Seller;

c.   The execution, delivery and performance of this Agreement and the transactions contemplated hereunder have been duly and validly authorized by all requisite partnership action on the part of Seller;

d.   This Agreement constitutes, and all documents and instruments required hereunder to be executed and delivered by Seller at Closing will constitute, legal, valid and binding obligations of Seller in accordance with their respective terms, subject to applicable bankruptcy and other similar laws of general application with respect to creditors;

e.   There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by, or to the actual knowledge of the partners of Seller, threatened against Seller;

f.   No broker or finder have acted for or on behalf of Seller in connection with this Agreement or the transactions contemplated by this Agreement, and no broker or finder is entitled to any brokerage or finder's fee or commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of Seller;

g.   There is no demand or suit, action or other proceeding pending, or to Seller's knowledge threatened, before any court or governmental agency relating to Seller or the Assets.

h.   Seller, to its knowledge, has not violated, and to Seller's knowledge there are no alleged violations by Seller of, any applicable rules, regulations or orders of any governmental agency having jurisdiction over the Assets which would affect in any material respect the value of the Assets;

i.   Seller is a United States person within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended;

j.   Seller is not in default under and no condition exists that with notice or lapse of time or both would constitute a default under any agreement to which Seller is a Party or by which Seller is bound and to which any of the Assets are subject;

k.   Exhibit "A-3" sets forth the Basic Documents of which Seller has knowledge;

l. To the knowledge of Seller, all royalties, rentals and other payments due under the Leases, which would have an adverse material impact if not paid, have been properly and timely paid, and all conditions necessary to keep the Leases in force have been fully performed (other than the payment of the lease bonus under the Cole Lease described in Section 3.1(a)(2); such lease bonus amount being the total amount required under the Cole Lease necessary to exercise the Option Agreement (defined below) and enter into the related lease);

m. To the knowledge of Seller and except as otherwise provided in this Agreement, there exists no unrecorded document or agreement which may result in impairment or loss of Seller's ability to convey the Assets;

n. To the knowledge of Seller: (i) all of the Basic Documents are in full force and effect and are the valid and legally binding on the Parties thereto, (ii) Seller is not in breach or default with respect to any material obligations pursuant to any such Basic Document; (iii) all material payments due thereunder have been made by Seller or will be made by Seller prior to Closing; and (iv) no other Party to any Basic Document (or any successor in interest thereto) is in breach or default with respect to any material obligations thereunder;

o.   Exhibit "C" contains a complete list of (1) consents required to assign the Assets and (2) preferential rights to purchase any of the Assets;

p.   To Seller's knowledge, all property, production, severance and similar taxes (excluding ad valorem taxes) with respect to the Assets which accrued during the period when Seller owned Assets and prior to the Closing have been properly and fully paid;

q.   Seller understands that the Stock has not been registered for public sale under the Securities Act of 1933, as amended, or the securities laws of any state and further understands that the Stock has not been approved or disapproved by the Securities and Exchange Commission or any other federal or state agency;

r.   Seller understands that there are substantial restrictions on the disposal or transfer of the Stock, including, but not limited to, that Stock may not be disposed of or sold unless the Stock is registered or exempt from registration under applicable federal and state securities laws (though there are no restrictions more restrictive than those applicable under U.S. securities laws);

s.   Prior to entering into this Agreement, Seller was advised by and has relied solely on its own legal, tax and other professional counsel concerning this Agreement and Seller or its representative responsible for approving its investment in Healthbridge has knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of, and protecting the Seller's interests in connection with, investing in the Stock;

t. Seller shall hold the Stock for the Seller's own account, for investment purposes only, and not with a view to the sale or other distribution thereof, and that, with respect to such Stock, the Seller is not an "underwriter" within the meaning of Section 4(2) under the Securities Act of 1933, as amended; and

u. Seller is an "accredited investor," as such term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended.

ARTICLE V.

BUYER'S REPRESENTATIONS

5.1   Buyer's Representations. Buyer represents to Seller as of the date hereof that:

a. It is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas and Buyer is or prior to Closing will be duly qualified pursuant to any and all applicable laws, statutes and regulations to own and operate the Assets;

b. It has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and the other documents and agreements contemplated hereby, to purchase the Assets on the terms described in this Agreement, and to perform its other obligations under this Agreement and the other documents and agreements contemplated hereby. The consummation of the transactions contemplated by this Agreement will not violate, nor be in conflict with, any provision of Buyer's articles of organization, regulations or governing documents, or any material agreement or instrument to which Buyer is a Party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to Buyer;

c.   The execution, delivery and performance of this Agreement and the transactions contemplated hereunder have been duly and validly authorized by all requisite company action on the part of the Buyer;

d.   This Agreement constitutes, and all documents and instruments required hereunder to be executed and delivered by Buyer at Closing will constitute, legal, valid and binding obligations of Buyer in accordance with their respective terms, subject to bankruptcy and other similar laws of general application with respect to creditors;

e.   There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by, or to the actual knowledge of the officers of Buyer, threatened against Buyer;

f.   No broker or finder has acted for or on behalf of Buyer in connection with this Agreement or the transactions contemplated by this Agreement, and no broker or finder is entitled to any brokerage or finder's fee or commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of Buyer;

g. Prior to entering into this Agreement, Buyer was advised by and has relied solely on its own legal, tax and other professional counsel concerning this Agreement, the Assets and the value thereof. Buyer is acquiring the Assets for its own account and not for distribution or resale in any manner that would violate any state or federal securities law, rule, regulation or order;

h. Buyer believes that it has arranged to have available by the Closing Date sufficient funds to enable the Buyer to pay in full the cash portion of the Purchase Price described in Section 3.1(a);

i. As of the Closing Date and assuming that the Buyer elects to make payment to Seller pursuant to Section 3.1(b)(1) hereof, Healthbridge shall have duly authorized and approved the issuance of the Stock to Seller as provided herein; and

j. Buyer and Healthbridge are not persons with whom Seller are restricted from doing business with under applicable laws relating to national security (such as the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, commonly known as the "USA

Patriot Act") and executive orders and regulations issued thereunder.

ARTICLE VI.

ACCESS TO INFORMATION AND INSPECTION

6.1   Title Files. Promptly after the execution of this Agreement and until the Closing Date, Seller shall permit Buyer and its representatives at reasonable times during normal business hours to examine, in Seller's offices, all abstracts of title, title opinions, title files, ownership maps, lease files, and any other written agreements pertaining to the Assets insofar as the same may now be in existence and in the possession of Seller.

6.2   Other Files. Prior to Closing, Seller shall make available to Buyer for inspection by Buyer at reasonable times during normal business hours at their actual location, all geophysical, production and engineering books, records and data in possession of Seller, except such records or data which Seller is prevented by contractual obligations with third Parties from disclosing. A list describing in general all such restricted records or data relating to the Assets is included on the attached Exhibit "A-4".

6.3   Confidential Information. All such information made available to Buyer that is not part of the public domain or not otherwise provided to Buyer without breaching pre-existing confidentiality obligations shall be maintained confidential by Buyer. Buyer shall further take whatever reasonable steps that may be necessary to ensure that Buyer's employees, consultants and agents maintain all such information as confidential.

6.4   Inspections. For a period of twenty (20) days following the Effective Date (the "Inspection Period"), Seller, subject to the terms of the Leases, shall permit Buyer and its representatives at reasonable times and at their sole risk, cost and expense, to conduct reasonable inspections of the Assets; provided, however, Buyer shall repair any damage to the Assets resulting from such inspections and Buyer does hereby indemnify and hold harmless Seller from and against any and all losses, costs, damages, obligations, claims, liabilities, expenses or causes of action arising from Buyer's inspection of the Assets, including, without limitation, claims for personal injuries, property damage and reasonable attorney's fees **and further including claims arising in whole or part from Seller's negligence.**

ARTICLE VII.

TITLE

7.1   No Warranty or Representation. Other than a warranty for any persons or entities claiming by, through or under Seller, title to the Assets shall be transferred without representation or warranty of title, express or implied.

7.2   Buyer's Title Review.

a.   Immediately upon execution by both Parties hereto of this Agreement, Buyer may, at Buyer's sole cost and expense, commence and diligently pursue such examination of title to the Assets as Buyer desires. Seller shall fully cooperate with Buyer and shall make available to Buyer all documents, records and material in Seller's possession relating to the Assets (except to the extent disclosure of same is prohibited pursuant to agreements with third parties listed on the attached Exhibit "A-4") and all assistance reasonably necessary to assist Buyer in determining the validity of Seller's title in and to the Assets. In no event, however, does Seller warrant or represent the sufficiency, completeness or accuracy of such documents, records and materials, and Buyer's reliance thereon shall be at Buyer's sole risk and expense. Immediately upon completion of Buyer's title review, Buyer shall notify Seller of any Title Defects in accordance with Section 7.3 below. Buyer will conclude Buyer's title review and give notice to Seller of all asserted Title Defects not later than **twenty (20) days after the Effective Date**. To be effective, Buyer's written notice of a Title Defect must include (i) a brief description of the matter constituting the asserted Title Defect and (ii) if available, supporting documents reasonably necessary for Seller (or a title attorney or examiner hired by Seller) to verify the existence of such asserted Title Defect. Any matters not described in a written notice of Title Defect within the above period shall conclusively be deemed to have been waived and accepted by Buyer, and shall be deemed Permitted Encumbrances hereunder.

b.   Upon receipt of the notice set forth under Section 7.2(a) Seller shall have the right, but not the obligation, until the Closing Date to cure all or any portion of asserted Title Defects, such curative costs to be borne solely by Seller, provided, however that if the Seller is unable or unwilling to cure the Title Defects, then either Party may, at its option and in its sole discretion exercised by the giving of written notice to the other Party, prior to closing, elect to terminate this Agreement in which event Seller and Buyer shall be under no obligation to each other with regard to the purchase and sale of any of the Assets, such termination to be without liability to either Party, and Seller shall return the Deposit to Buyer. Failure of Seller or Buyer to give notice of an election to terminate this Agreement shall be deemed an election not to terminate this Agreement and a deemed waiver of any uncured Title Defects. If Buyer elects to waive or is deemed to have waived any asserted or unasserted Title Defects, such waived or unasserted Title Defects shall be deemed Permitted Encumbrances hereunder.

7.3   Title Defects. For the purposes of this Agreement, an Asset shall be deemed to be free of any "Title Defect" so long as there is no lien, charge, encumbrance, defect or objection (other than a Permitted Encumbrance) against, in or to Seller's title thereto or right or interest therein, and no fact or circumstance relative thereto exists that reduces the net revenue interest for a particular interest listed on Exhibit "A-1" below the net revenue interest listed therfor on such exhibit.

ARTICLE VIII.

CONSENTS

8.1   Consent Rights. All agreements affecting the Assets containing consent to assignment obligations that must be complied with prior to the assignment of the Assets to Buyer are set forth in Exhibit "C" hereto.

8.2   Consents. Seller has delivered to Buyer an executed copy of the consent described on the attached Exhibit "C" required to assign the Carson Lease to Buyer at Closing. Seller shall use reasonable efforts, but without any obligation to incur any cost or expense in connection therewith, to obtain all required consents to assignment prior to the Closing. If a lessor or other third Party who has the right to consent to the assignment of Lease refuses such consent prior to Closing, such circumstance shall constitute a Title Defect, unless Buyer waives same. In such event, the applicable Title Defect will not be subject to the requirement that all Title Defects be raised within 20 days of the Effective Date described in Section 7.2(b) hereof.

ARTICLE IX.

COVENANTS OF SELLER

9.1   Covenants of Seller Pending Closing.   From and after the date of execution of this Agreement and until the Closing, except as otherwise consented to by Buyer in writing, Seller shall:

a.   Use reasonable efforts to preserve in full force and effect the Leases and other material agreements included in the Incidental Rights which relate to the Assets including, but not limited to, exercising, within five days of the Effective Date, Seller's option to lease the lands described in the Cole Lease description contained in Exhibit "A-2" pursuant to the Seismic Option Agreement described therein (the "Option Agreement"). Such exercise shall include, but not be limited to, entering into the oil and gas lease form referenced in the Option Agreement and making any bonus or similar payments necessary under such lease and Option Agreement.   Upon the execution of such lease, the said lease shall become a "Lease" hereunder and constitute a portion of the "Assets" to be transferred to Buyer hereunder;

b.   Not enter into any agreement or arrangement granting any preferential right to purchase any of the Assets or requiring the consent of any person to the transfer and assignment of any of the Assets hereunder;

c.   Not dedicate, sell, farm out, encumber or dispose of any Assets without Buyer's written consent; and

d.   Notify Buyer of any developments that would make the representations and warranties of Seller in Article IV hereof untrue at Closing.

ARTICLE X

CLOSING CONDITIONS

10.1   Seller's Closing Conditions. The obligations of Seller under this Agreement to consummate the Closing of the transfer of the Assets to Buyer hereunder are subject, at the option of Seller, to the satisfaction at or prior to the Closing of the following conditions:

a.   All representations and warranties of Buyer contained in this Agreement shall be true in all material respects at and as of the Closing as if such representations and warranties were made at and as of the Closing, and Buyer shall have performed and satisfied all agreements required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing;

b.   Seller shall have received a certificate dated as of the Closing, executed by a duly authorized officer of Buyer, to the effect that (1) to such officer's knowledge the statements made under Article V above are true at and as of the Closing and (2) that, in the event the Buyer elects to execute and deliver the Promissory Note pursuant to Section 3.1(b)(3), that the Buyer's representative executing the Promissory Note is duly authorized to do so; and

c. As of the Closing Date, no suit, action or other proceeding shall be pending or threatened before any court or governmental agency seeking to restrain Seller or prohibit the Closing or seeking damages against Seller as a result of the consummation of this Agreement.

10.2 Buyer's Closing Conditions. The obligations of Buyer under this Agreement to consummate the Closing of the acquisition of the Assets of Seller hereunder are subject, at the option of Buyer, to the satisfaction at or prior to the Closing of the following conditions:

a. All representations and warranties of Seller contained in this Agreement shall be true in all material respects at and as of the Closing as if such representations and warranties were made at and as of the Closing, and Seller shall have performed and satisfied all agreements required by this Agreement to be performed and satisfied by Seller at or prior to the Closing;

b. Buyer shall have received a certificate dated as of the Closing, executed by a duly authorized officer of the General Partner of Seller, to the effect that to such officer's knowledge the statements made under Article IV above by Seller are true at and as of the Closing; and

c. As of the Closing Date, no suit, action or other proceeding (excluding any such matter initiated by Buyer) shall be pending or threatened before any court or governmental agency seeking to restrain Buyer or prohibit the Closing or seeking damages against Buyer as a result of the consummation of this Agreement.

ARTICLE XI.

CLOSING

11.1   Closing. The closing of this transaction (the "Closing") shall be held at 10:00 a.m., Central Standard Time, at the offices of Seller's counsel, Apple & Norris, LLP, 702 S. Denton Tap Road, Suite 120, Coppell, Texas 75019 on or before March 31, 2006, or at such other date or place as the Parties may agree in writing (herein called "Closing Date").

11.2   Seller's Closing Obligations. At Closing, Seller shall deliver to Buyer the following:

a.   The Assignments substantially in the form attached hereto as Exhibit "B" and such other documents as may be reasonably necessary to convey all of Seller's interest in the Assets to Buyer in accordance with the provisions hereof, excluding the Excluded Assets;

b.   The certificate of Seller referred to in Section 10.2(b) hereof;

c.   All title opinions, abstracts of title, lease records, data sheets, agreements, understandings, documents, status and other reports described in Section 1.10 hereof and documents otherwise pertaining to the Assets heretofore received by Seller or to which

Seller has access and which can be provided to Buyer without breaching any contractual limitations described on Exhibit "A-4";

d.   All of the Basic Documents, and the files pertaining thereto, and all other contracts, documents and files affecting title to the Assets to which Seller has access;

e.   The executed Joint Operating Agreement described in Section 13.1 below; and

f.   Any consents required to transfer the Assets.

11.3   Buyer's Closing Obligations. At Closing, Buyer shall deliver to Seller the following:

a.   The cash portion of the Purchase Price not previously paid to Seller as a deposit pursuant hereto in immediately available funds to Seller as provided in Section 3.1(a) hereof;

b.   The Assignments substantially in the form attached hereto as Exhibit "B" and such other documents as may be reasonably necessary to evidence Buyer's assumption of the obligations of Seller under the Leases from the Closing Date forward;

c.   The certificate of Buyer referred to in Section 10.1(b) hereto;

d.   At Buyer's discretion, subject to the last clause of Section 3.1(b)(1), either (1) certificates for the Stock; or (2) the cash portion of the Purchase Price described in Section 3.1(b)(1); or (3) the Promissory Note; and

e.   The executed Joint Operating Agreement.

ARTICLE XII.

TAXES

12.1   Sales Taxes. The Purchase Price provided for hereunder excludes, and Buyer shall be liable for, any Transfer Taxes (as defined below) required to be paid in connection with the sale of the Assets pursuant to this Agreement. To the extent required by applicable law, Seller shall collect and remit any Transfer Taxes that are required to be paid as a result of the transfer of the Assets by Seller to the Buyer. As used here, the term "Transfer Taxes" shall mean any sales, use, excise, stock, stamp, document, filing, recording, registration, authorization and similar taxes, fees and charges arising from the transfer of the Assets hereunder.

12.2   Other Taxes. With the exception of income and franchise taxes, all other federal, state and local taxes (including interest and penalties attributable thereto) on the ownership or operations of the Assets which are imposed with respect to periods or portions of periods prior to the Closing Date shall be paid by Seller and all such taxes imposed with respect to periods or portions of periods beginning on or after the Closing Date shall be paid by Buyer.

12.3   Cooperation. After the Closing, each Party shall provide the other Party with reasonable access to all relevant documents, data and other information (other than that which is subject to any attorney-client privilege) which may be required by the other Party for the purpose of preparing tax returns, filing refund claims and responding to any audit by any taxing jurisdiction. Each Party to this Agreement shall cooperate with all reasonable requests of the other Party made in connection with contesting the imposition of taxes. Notwithstanding anything to the contrary in this Agreement, neither Party to this Agreement shall be required at any time to disclose to the other Party any tax return or other confidential tax information. Except where disclosure is required by applicable law or judicial order, any information obtained by a Party pursuant to this Section 12.3 shall be kept confidential by such Party, except to the extent disclosure is required in connection with the filing of any tax returns or claims for refund or in connection with the conduct of an audit, or other proceedings in response to an audit, by a taxing jurisdiction.

ARTICLE XIII.

POST-CLOSING OBLIGATIONS

13.1   Well Completion. Notwithstanding anything contained herein or in any documents executed in connection herewith, it is the intent of Seller and Buyer that within the three year period following the Closing, Buyer shall (a) conduct and pay for all seismic work necessary to evaluate, in Buyer's absolute discretion, the optimal drilling locations for the development of oil and gas on the Carson Lease and the Cole Lease with Dawson Seismic, Midland, Texas, or another seismic company mutually agreeable to the

Parties; (ii) drill and complete (1) at least four (4) wells carried to the pipeline described below and (2) at least four (4) wells carried to the casing point (collectively, the "Ellenberger Wells") on the portion of the Land subject to the Carson Lease penetrating to the Ellenberger Group or stratigraphic equivalent to the Ellenberger interval as defined in the Conoco Wilma Carson No. 1 (API#42-465-30385; sec. 10 of the E. JH. Hullum Survey, Val Verde County, Texas), the top of the Ellenberger interval being defined as 14,003 measured depth and the Parties agree that the maximum depth shall be 16,000 feet, and (iii) with respect to the wells carried to the pipeline, construct all pipelines and related equipment and facilities necessary to connect such wells to the Cross Tex Processing Plant (collectively, the "Required Post-Closing Work"). Buyer shall drill the Ellenberger Wells that will be carried to the pipelines before the Ellenberger Wells that will be carried to the casing point, and all Ellenberger Wells shall be drilled with air and not mud, unless the Parties mutually agree that drilling with mud is not feasible. Buyer further agrees to consult with William J. Purves to the extent he is agreeable to do so with regard to the location of the Ellenberger Wells and all shallower wells drilled before the Ellenberger Wells are completed. The Parties agree that, while Buyer values Mr. Purvis' consultation and believes that it will instructive, the Buyer has no obligation to accept his recommendations or advice. The Parties agree to enter into a mutually agreeable Joint Operating Agreement appointing Buyer or its designee as operator (the "Joint Operating Agreement") with regard to the operation of the Leases. Buyer shall pay 100% of the cost of the Required Post-Closing Work and shall have a 75% Net Revenue Interest in such wells which shall be split 87% to Buyer and 13% to Seller. Buyer acknowledges that the initiation and completion of the Post-Closing Work is a material inducement to Seller to enter into this Agreement and that Seller would not have entered into this Agreement, but for such commitment. Consequently, if Buyer shall fail to commence drilling at least one well to the Strawn Carbonate formation at 13,500 feet or an Ellenberger Well within eighteen (18) months following the Closing, Buyer agrees that Seller may, at its option, require Buyer to re-assign and convey the Assets to Seller, except for wells and infrastructure actually drilled and constructed and those being drilled at such time by Buyer and the leasehold interests under the Leases for the portion of the Lands which have been allocated to such wells drilled by Buyer. Buyer shall have no obligation to drill any further wells not included within the Required Post-Closing Work, but to the extent Buyer does drill additional wells on the Lands, (a) for any wells drilled before the completion of the eight (8) Ellenberger Wells, Seller shall have a 13% carried interest whereby Seller shall receive 13% of the Net Revenue Interest owned by Buyer in such wells, but bear none of the cost thereof, and (b) for any wells drilled after the completion of the eight (8) Ellenberger Wells, Seller shall have a participating 13% working interest in such wells whereby Seller shall be responsible for 13% of the costs and shall receive 13% of the 75% Net Revenue Interest owned by Buyer in such wells. In the event Seller elects not to participate in the drilling of subsequent wells, Seller shall be deemed to have a "non-consent" status and shall retain a 13% post-completion working interest in the well after Buyer has received a 300% return on its investment in such well. Buyer shall also have a right of first refusal to acquire the 13% working interest of Seller for the purposes of obtaining an undivided 100% working interest in each such well. Prior to commencement of any well drilled under the Leases, Seller and Buyer shall negotiate, execute and record all documentation reasonably requested by Seller to evidence the net revenue interests and overriding royalty interests to be retained by Seller or the affiliates of Seller hereunder.

13.2   Area of Mutual Interest. The Parties agree that neither Party will acquire fee simple title, leasehold, license or any other real property interest within a one mile radius of the perimeter boundary of the Lands (the "Area of Mutual Interest") without the prior written consent of the other Party hereto, which consent may be withheld or granted in its sole and absolute discretion. Notwithstanding the foregoing, nothing contained herein shall prevent any Party from obtaining easements, rights of way and other real property interests within such Area of Mutual Interest if necessary for the purpose of conducting seismic or other investigations or to produce and transport Hydrocarbons from the Lands.

ARTICLE XIV.

LIMITED REPRESENTATIONS; INDEMNIFICATIONS

14.1   "As Is, Where Is" Purchase: Except for the representations and warranties

of Seller contained in Article IV and Section 7.1 of this Agreement, Buyer

shall acquire the Assets in an "AS IS, WHERE IS" condition and WITH

ALL FAULTS. Seller makes no warranty or representation, express or

implied, with respect to the accuracy or completeness of the information,

records and data now, heretofore or hereafter made available to Buyer in

connection with this Agreement (including, without limitation, any

description of the Assets, pricing assumptions, potential for production of

Hydrocarbons from the Lands, costs of seismic studies, drilling and

production costs, pipeline costs, or any other matters contained in any

other material furnished to Buyer by Seller or by Seller's agents or

representatives).

14.2   Risks Related to Hazardous Materials. Buyer shall assume all risks that

the Assets may contain waste materials (whether toxic, hazardous,

extremely hazardous or otherwise) or other adverse physical conditions,

including, but not limited to, the presence of unknown abandoned oil and

gas wells, water wells, sumps, pits, pipelines or other waste or spill sites.

At Closing, all responsibility and liability related to all such conditions,

whether known or unknown, fixed or contingent, will be transferred from

Seller to Buyer.

14.3   Disposal of Materials, Substances and Wastes: Buyer shall properly

handle, remove, transport and dispose of any material, substance or waste

(whether toxic, hazardous, extremely hazardous or otherwise) from the

Lands (including, but not limited to, produced water, drilling fluids and

other associated wastes), in accordance with applicable local, state and

federal laws and regulations.

14.4   ENVIRONMENTAL INDEMNITY:

a.   BUYER SHALL INDEMNIFY, HOLD HARMLESS, RELASE

AND DEFEND SELLER FROM AND AGAINST ALL

DAMAGES, LOSSES, CLAIMS, DEMANDS, CAUSES OF

ACTION, JUDGMENTS AND OTHER COSTS (INCLUDING

BUT NOT LIMITED TO ANY CIVIL FINES, PENALTIES,

COSTS OF ASSESSMENT, CLEAN-UP, REMOVAL AND

REMEDIATION OF POLLUTION OR CONTAMINATION,

AND EXPENSES FOR THE MODIFICATION, REPAIR OR

REPLACEMENT OF FACILITIES ON THE LANDS)

BROUGHT BY ANY AND ALL PERSONS AND ANY

AGENCY OR OTHER BODY OF FEDERAL, STATE OR

LOCAL GOVERNMENT ON ACCOUNT OF ANY PERSONAL

INJURY, ILLNESS OR DEATH, ANY DAMAGE TO,

DESTRUCTION OR LOSS OF PROPERTY, AND ANY

CONTAMINATION OR POLLUTION OF NATURAL

RESOURCES (INCLUDING SOIL, AIR, SURFACE WATER

OR GROUNDWATER) TO THE EXTENT ANY OF THE FOREGOING DIRECTLY OR INDIRECTLY IS CAUSED BY OR OTHERWISE INVOLVES ANY ENVIRONMENTAL CONDITION OF THE LANDS, WHETHER CREATED OR EXISTING BEFORE, ON OR AFTER THE CLOSING DATE, INCLUDING, BUT NOT LIMITED TO, THE PRESENCE, DISPOSAL OR RELEASE OF ANY MATERIAL (WHETHER HAZARDOUS, EXTREMELY HAZARDOUS, TOXIC OR OTHERWISE) OF ANY KIND IN, ON OR UNDER THE LANDS.

b. BUYER'S INDEMNIFICATION OBLIGATIONS SHALL EXTEND TO AND INCLUDE, BUT NOT BE LIMITED TO (I) THE NEGLIGENCE OR OTHER FAULT OF SELLER, BUYER AND THIRD PARTIES, WHETHER SUCH NEGLIGENCE IS ACTIVE OR PASSIVE, GROSS, JOINT, SOLE OR CONCURRENT, (II) SELLER'S OR BUYER'S STRICT LIABILITY, AND (III) SELLER'S OR BUYER'S LIABILITIES OR OBLIGATIONS UNDER THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED (42 U.S.C. §§9601 ET. SEQ.), THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 (42 U.S.C. §6901 ET. SEQ.), THE CLEAN WATER ACT (33 U.S.C. §§466 ET. SEQ.), THE SAFE

DRINKING WATER ACT (14 U.S.C. §§1801 ET.SEQ.), THE TOXIC SUBSTANCES CONTROL ACT (15 U.S.C. §7401 ET. SEQ.), AS AMENDED, THE CLEAN AIR ACT AMENDMENTS OF 1990 AND ALL STATE AND LOCAL LAWS AND ANY REPLACEMENT OR SUCCESSOR LEGISLATION OR REGULATION THERETO. THIS INDEMNIFICATION SHALL BE IN ADDITION TO ANY OTHER INDEMNITY PROVISIONS CONTAINED IN THIS AGREEMENT, AND IT IS EXPRESSLY UNDERSTOOD AND AGREED THAT ANY TERMS OF THIS ARTICLE SHALL CONTROL OVER ANY CONFLICTING OR CONTRADICTING TERMS OR PROVISIONS CONTAINED IN THIS AGREEMENT.

14.5 <u>Assumption and Indemnity Under Leases</u>. Except as otherwise provided in this Agreement, Buyer agrees to assume and pay, perform, fulfill and discharge all obligations under the Leases accruing on or after the Closing Date (the "Assumed Obligations"), and agrees to indemnify, defend and hold Seller harmless from and against any and all claims, losses, damages, costs, expenses, causes of action or judgments of any kind or character with respect to all liabilities and obligations or alleged or threatened liabilities and obligations attributable to or arising out of the Assumed Obligations, including, without limited, any interest, penalty, reasonable attorney's fees and other costs and expenses incurred in connection therewith or the defense thereof. To the extent not included in Assumed Obligations and except as otherwise provided in this Agreement, Seller agrees to pay, perform, fulfill and discharge all costs, expenses and liabilities incurred by Seller with respect to the ownership or operation of Seller's interest in the Assets and accruing prior to the Closing Date, and agrees to indemnify, defend and hold Buyer harmless from and against any and all claims, losses, damages, costs, expenses, causes of action or judgments of any kind or character with respect to all liabilities and obligations or alleged or threatened liabilities and obligations attributable to or arising out of such obligations of Seller, including, without limitation, any interest, penalty, reasonable attorney's fees and other costs and expenses incurred in connection therewith or the defense thereof. Without limiting the Parties' respective representations in Articles IV and V hereof, each Party hereby agrees to indemnify and hold the other harmless from and against any claim for a brokerage or finder's fee or commission in connection with this Agreement or the transactions contemplated by this Agreement to the extent such claim arises from or is attributable to the actions of such indemnifying Party, including, without limitation, any and all losses, damages, attorney's fees, costs and expenses of any kind or character arising out of or incurred in connection with any such claim or defending against the same.

ARTICLE XV.

[Intentionally Deleted]

ARTICLE XVI.

DEFAULT AND REMEDIES

16.1   Seller's Remedies.   Upon failure of Buyer to comply with the terms of

this Agreement by the Closing Date, as it may be extended in accordance

herewith, and provided that Buyer has not terminated this Agreement

pursuant to an express right to terminate provided in this Agreement,

Seller, at its sole option, may terminate this Agreement, in which event

Seller shall retain the Deposit, and except for the remedy retained in

Section 16.3 and the indemnity obligations that survive the termination of

this Agreement, the Parties shall have no further obligations to the other.

Notwithstanding anything contained herein to the contrary, nothing

contained in this Section 16.1 shall limit the enforcement of the remedies

provided to Seller pursuant to Article XIII for a breach by Buyer of its

obligations thereunder after Closing.

16.2   Buyer's Remedies. Upon failure of Seller to comply with the terms of this

Agreement by the Closing Date, as it may be extended in accordance

herewith, Buyer, at its sole option, may (i) enforce whatever legal or

equitable rights may be appropriate and applicable, or (ii) terminate this

Agreement, in which event Seller shall return the Deposit to Buyer, and

except for the remedy retained in Section 16.3 and the indemnity obligations that survive the termination of this Agreement, the Parties

shall have no further obligations to the other.

16.3 Attorney's Fees. The prevailing Party in any legal proceeding brought

under or to enforce this Agreement shall be additionally entitled to recover

court costs and reasonable attorney's fees from the non-prevailing Party.

ARTICLE XVII.

MISCELLANEOUS

17.1 Public Announcements. The Parties hereto agree that prior to making any

public announcement or statement with respect to the transaction

contemplated by this Agreement, the Party desiring to make such public

announcement or statement shall consult with the other Party hereto and

(i) agree upon the text of a joint public announcement or statement to be

made by both of such Parties or (ii) obtain approval of the other Party

hereto to the text of a public announcement or statement to be made solely

by Seller or Buyer, as the case may be. Nothing contained in this

paragraph shall be construed to require either Party to obtain approval of

the other Party hereto to disclose information with respect to the

transaction contemplated by this Agreement to any state or federal

governmental authority or agency to the extent required by applicable law

or by any applicable rules, regulations or orders of any governmental

authority or agency having jurisdiction.

17.2 Filing and Recording of Assignments, etc. Buyer shall be solely

responsible for all filings and recordings of assignments and other documents related to the Assets and for all fees connected therewith, and upon request Buyer shall advise Seller of the pertinent recording data. Seller shall not be responsible for any loss to Buyer because of Buyer's failure to file or record documents correctly or promptly.

17.3   Further Assurances and Records. After the Closing, each of the Parties will execute, acknowledge and deliver to the other such further instruments, and take such other action, as may be reasonably requested in order to more effectively assure to said Party all of the respective properties, rights, titles, interests, estates, and privileges intended to be assigned, delivered or inuring to the benefit of such Party in consummation of the transactions contemplated hereby.

17.4   Limitations.   The express representations and warranties of Seller contained in this Agreement are exclusive and are in lieu of all other representations and warranties, express, implied or statutory, including without limitation any representation or warranty with respect to title to the Assets or the quality, quantity or volume of the oil, gas or other Hydrocarbons in or under the Lands and unless specifically provided otherwise in this Agreement, such express representations and warranties of Seller shall terminate at Closing and be of no further force and effect. EXCEPT AS PROVIDED IN ARTICLE IV, THE WARRANTIES OF SELLER CONTAINED IN THIS AGREEMENT ARE EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, AND BUYER HEREBY WAIVES ALL WARRANTIES,

EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONDITION. BUYER ACKNOWLEDGES THAT SELLER HAS NOT MADE, AND SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES, AND BUYER HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO (a) THE QUALILTY, QUANTITY OR VOLUME OF HYDROCARBONS, IF ANY, ATTRIBUTABLE TO THE ASSETS, (b) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) NOW, HERETOFORE OR HEREAFTER FURNISHED TO BUYER BY OR ON BEHALF OF SELLER, AND (c) THE ENVIRONMENTAL CONDITION OF THE ASSETS.

17.5 <u>Survival</u>. No representation, warranty, covenant or agreement made herein shall survive the Closing, except that the terms and provisions of Articles IV [Seller's Representations], V [Buyer's Representations] and X [Closing Conditions] (each of which shall survive the Closing for three years) and Sections 6.3, 6.4, 7.1 and Articles XII, XIII and XIV shall survive the Closing.

17.6 <u>Notices</u>. All notices authorized or required by any of the provisions of this Agreement, unless otherwise specifically provided, shall be in writing and delivered in person or by United States mail, courier service, telegram, telex, telecopier, or any other form of facsimile, postage or charges prepaid, and addressed to the Parties at the addresses set forth below:

If to Seller: Global Mineral Solutions, L.P.
142 Tennyson Place
Coppell, TX 75019
Attention: George Schultz
Fax Number: 972/745-2770

If to Buyer: PROVIDENCE EXPLORATION, LLC
100 Crescent Court, 7th Floor
Dallas, TX 75201
Attention: Abram Janz
Fax Number: 214-706-4242

Any Party may, by written notice so delivered to the other, change the address to which delivery shall thereafter be made.

17.7   <u>Incidental Expenses.</u> Buyer shall bear and pay any and all Federal, State or local Transfer Taxes as defined in Section 12.2(b) hereof incident to the transfer, assignment or other conveyance of the Assets to Buyer. Each Party shall bear its own respective expenses incurred in connection with the Closing of this transaction, including its own consultant's fees, attorneys' fees, accountants' fees, and other similar costs and expenses.

17.8   <u>Entire Agreement.</u> This Agreement embodies the entire agreement between the Parties (superseding all prior agreements, arrangements and understandings related to the subject matter hereof), and may be supplemented, altered, amended, modified or revoked by writing only, signed by all of the Parties hereto. No supplement, amendment, modification, waiver or termination of this Agreement shall be binding unless in writing and executed by both Parties hereto. The headings herein are for convenience only and shall have no significance in the interpretation hereof.

17.9   Governing Law Venue. This Agreement and other documents delivered pursuant to this Agreement and the legal relations between the Parties shall be governed and construed and enforced in accordance with the laws of the State of Texas, without giving effect to principles of conflict of laws. Venue for any cause of action hereunder shall lie exclusively in Dallas County, Texas.

17.10   Exhibits. All Exhibits attached hereto which are referred to herein are hereby made a part hereof and incorporated herein by reference.

17.11   Certain Terms. As used in this Agreement, the term "knowledge" means actual knowledge of any fact, circumstance or condition by the officers or partners of the Party involved, but does not include (i) knowledge imputed to the Party involved or (ii) knowledge deemed to have been constructively given by reason of any filing, registration or recording of any document or instrument in any public record or with any governmental entity. As used in this Agreement, the term "day" means any calendar day, and the term "business day" means any day exclusive of Saturdays, Sundays and national holidays.

17.12   Counterparts. This Agreement may be executed in any number of counterparts, and each and every counterpart shall be deemed for all purposes one (1) agreement.

17.13 <u>Waiver</u>.   Any of the terms, provisions, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the Party waiving compliance.   Except as otherwise expressly provided in this Agreement, the failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect such Party's right to enforce the same.   No waiver by any Party of any condition, or of the breach of any term, provision, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, provision, covenant, representation or warranty.

17.14 <u>Binding Effect; Assignment.</u>   All the terms, provisions, covenants, representations, warranties and conditions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties hereto and their respective successors; but this Agreement and the rights and obligations hereunder shall not be assignable or delegable by any Party without the express written consent of the non-assigning or non-delegating Parties; provided, however, the rights and obligations of Buyer described in Article XIII hereof may be assigned by Buyer by providing written notice of such assignment to Seller. Any assignment or delegation without such consent will be void.

17.15   No Recordation. Without limiting any Party's right to file suit to enforce its rights under this Agreement and except as to those Assignments attached as Exhibit "B", Buyer and Seller expressly covenant and agree not to record or place of record this Agreement or any copy or memorandum hereof.

17.16   Independent Investigation. Buyer represents and acknowledges that it is knowledgeable in the oil and gas business and that it has had access to the Assets, the partners of Seller, and the books, records and files of Seller relating to the Assets and in making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Buyer has relied solely on the basis of its own independent due diligence investigation of the Assets and upon the representations and warranties made in Article IV.

17.17   No Partnership or Joint Venture. Nothing contained herein shall be interpreted or construed as creating a partnership or joint venture relationship of any kind between Seller and Buyer.

Signature page to follow.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers as of the Effective Date.

SELLER:

GLOBAL MINERAL SOLUTIONS, LP

By: Geosch, LLC,
    General Partner

By: /s/ George W. Schultz, Jr.
Name: George W. Schultz, Jr.
Title: Member

BUYER:

PROVIDENCE EXPLORATION, LLC

By: /s/ Abram Janz
Name: Abram Janz
Title: President

Exhibits:

Exhibit "A-1"	Net Revenue Interests and Overriding Royalty Interests
Exhibit "A-2"	Leases
Exhibit "A-3"	Basic Documents
Exhibit "A-4"	Contractual Limitations
Exhibit "B"	Assignments
Exhibit "C"	Consents
Exhibit "D"	Promissory Note